Filed Pursuant to Rule 424(b)(5)
File No. 333-86256
PROSPECTUS SUPPLEMENT
(To Prospectus dated April 26, 2002)

4,700,000 Shares

COMMON STOCK

Frontier Airlines, Inc. is offering 4,700,000 shares of common stock.

Our common stock is listed on the Nasdaq National Market under the trading symbol “FRNT.” On September 18, 2003, the reported last sale price of our common stock on the Nasdaq National Market was $17.70 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-9.

PRICE $17.00 A SHARE

		Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Frontier

Per Share	$17.00	$0.89	$16.11
Total	$79,900,000	$4,194,750	$75,705,250

We have granted the underwriters the right to purchase up to an additional 700,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on September 24, 2003.

MORGAN STANLEY

MERRILL LYNCH & CO.

RAYMOND JAMES

September 18, 2003

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY FINANCIAL AND OPERATING DATA
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
DESCRIPTION OF CAPITAL STOCK
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
THE COMPANY
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF PREFERRED STOCK
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF SECURITIES WARRANTS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

      This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the common shares we are offering and certain other matters relating to us. The second part, the prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the common stock we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent information in this prospectus supplement differs from information in the accompanying prospectus, you should rely on the information in the prospectus supplement.

      You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from the information contained in or incorporated by reference in this prospectus. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. You should not assume that information contained in this prospectus or in any document incorporated by reference is accurate as of any date other than the date of the document that contains the information, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

      We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

      In this prospectus, we use the terms “Frontier,” “we,” “us” and “our” to refer to Frontier Airlines, Inc.

i

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

      Statements in this prospectus and in documents incorporated by reference in this prospectus contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent our management’s beliefs and assumptions concerning future events. When used in this prospectus and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding financial forecasts or projections, and our expectations, beliefs, intentions or future strategies that are signified by the words “expects”, “anticipates”, “intends”, “believes” or similar language. These forward-looking statements are subject to risks, uncertainties and assumptions that could cause our actual results and the timing of certain events to differ materially from those expressed in the forward-looking statements.

      You should understand that many important factors, in addition to those discussed or incorporated by reference in this prospectus, could cause our results to differ materially from those expressed in the forward-looking statements. Potential factors that could affect our results include those described in this prospectus under “Risk Factors.” In light of these risks and uncertainties, the forward-looking events discussed or incorporated by reference in this prospectus might not occur.

ii

PROSPECTUS SUMMARY

      This summary highlights selected information about our company and the common stock that we are offering. This summary is not complete and does not contain all of the information that may be important to you. You should read carefully this entire prospectus, including the “Risk Factors” section, and the other documents we refer to and incorporate by reference for a more complete understanding of us and this offering. In particular, we incorporate important business and financial information in this prospectus by reference. Unless otherwise noted, information presented in this prospectus assumes that the underwriters will not exercise their over-allotment option.

FRONTIER AIRLINES

      Frontier Airlines, Inc. is a growing, low cost, affordable fare airline that connects cities coast to coast from our hub at Denver International Airport, or DIA. Together with our regional jet codeshare partner, Frontier Jet Express, we operate approximately 194 daily flights to 39 cities in 24 states and to one city in Mexico. Now in our tenth year of operations, we are the second largest jet service carrier at DIA based on available seat miles for the six months ended June 30, 2003. We intend to continue our disciplined growth strategy by adding additional new aircraft to our fleet, increasing frequency on our existing routes and entering new markets.

      We have been one of the lowest cost carriers in the industry, and recently we have been an industry leader in decreasing our unit operating costs. We have reduced our cost per available seat mile, or CASM, 6.1% from 8.66 cents in the quarter ended March 31, 2002 to 8.13 cents in the quarter ended June 30, 2003, despite a 24.6% increase in the average cost of jet fuel during that time. We have been able to lower our unit operating costs primarily as a result of our transition to a new, lower cost Airbus aircraft fleet (including the positive effect on our operating costs of purchasing rather than leasing six additional aircraft) and an increase in aircraft utilization.

      We have an experienced management team and a strong company culture, with a highly productive and incentivized workforce of over 3,500 people who strive to offer high-quality customer service and who are committed to operating safely. We believe we offer our customers a differentiated product, including affordable fares, more comfortable seats and legroom on our new Airbus aircraft, LiveTV (a 24-channel satellite TV service with programming provided by DIRECTV®) at every seat on our Airbus A319 aircraft, a frequent flyer program called EarlyReturns that offers free flights at lower mileage levels than most airline programs, and reliable operating performance. We recently introduced a new, simplified affordable fare structure that we designed to stimulate demand, and we have demonstrated our ability to increase passenger traffic in the markets we serve.

      Since commencing operations in 1994 we have grown significantly, flying over 4.5 million passengers in the 12 months ended August 31, 2003. We lease 10 gates at DIA and operate from as many as 14 gates during our peak service periods. We are in discussions with DIA to access additional gates that, if obtained, would accommodate the planned expansion of our operations. Our market share at DIA in terms of revenue passengers including Frontier JetExpress grew to 13.6%, an increase of over 28%, for the seven months ended July 31, 2003 compared to the seven months ended July 31, 2002 due to our increases in capacity and reductions in capacity by United Airlines, the largest carrier at DIA, which is in Chapter 11 reorganization proceedings. We currently have on average 25% of the available seat capacity in the markets we serve.

      As of October 1, 2003, we will operate a fleet of 39 aircraft, consisting of 15 Boeing 737 aircraft and 24 Airbus aircraft. We lease our Boeing aircraft and 12 of our Airbus A319 aircraft, and own the remaining 12 of our Airbus aircraft. In May 2001, in order to improve our product offering, standardize our fleet and lower our unit costs, we began a fleet replacement plan to convert our Boeing fleet into a fleet of new purchased and leased Airbus jet aircraft, a transition we expect to complete by September 30, 2005. The average age of our fleet was 5.8 years at August 31, 2003, down from 9.5 years at August 31, 2002. In August 2003, we announced our plan to purchase up to 15 additional Airbus A319 aircraft and to lease as many as 14 additional A319 aircraft over the next five years. Upon completion of agreements and delivery of these aircraft, we would have 62 Airbus aircraft by early 2008, including seven A318s, a new aircraft that is substantially similar to the A319 but with a lower seating capacity that we expect will allow us to efficiently serve smaller markets. Our purchase agreement with Airbus also includes purchase rights for 23 additional aircraft, and allows us to purchase Airbus A320 aircraft in lieu of the A319 aircraft at our option. We believe the new fleet of efficient Airbus aircraft will enable us to continue to maintain or improve our low operating costs.

      While the airline industry continues to suffer financial losses, we are one of only a few domestic airlines that has reported profitable operations recently. We had net income of $10.9 million for the three months ended June 30, 2003, which includes a compensation payment we received under the Emergency Wartime Supplemental Appropriations Act. Our operating margin, which excludes the compensation payment we received under the Appropriations Act, was 4.3%. During the quarter ended June 30, 2003, we increased capacity by 22.3% and our passenger traffic increased by 30.9% as compared to the quarter ended June 30, 2002. We believe that the new, simplified fare structure that we announced in February 2003, our increased capacity to high volume markets and our new branding campaign contributed to our strong results for the quarter.

Recent Developments

      July and August 2003 Operating Statistics. For July 2003, our revenue passenger miles, or RPMs, increased 38.0% to 471,414,000 from July 2002. Our available seat miles, or ASMs, increased 11.4% to 588,708,000 for July 2003 from the same period last year. This resulted in a load factor for July 2003 of 80.1%, an increase of 15.4 points from July 2002, when our load factor was 64.7%. We carried 516,003 passengers during July 2003, a 42.7% increase from July 2002. Our average fare for the month of July 2003 was $106, a 1.9% increase from July 2002 when our average fare was $104.

      For August 2003, our RPMs increased 37.9% to 463,434,000 from August 2002. Our ASMs increased 8.0% to 581,352,000 for August 2003 from the same period last year. This resulted in a load factor for August 2003 of 79.7%, an increase of 17.2 points from August 2002, when our load factor was 62.5%. We carried 507,359 passengers during August 2003, a 41.8% increase from August 2002. Our average fare for the month of August 2003 was $105, a 5.4% decrease from August 2002 when our average fare was $111.

      New Branding Campaign. In May 2003, we launched in the Denver market a unique branding campaign called “A Whole Different Animal” that is intended to increase brand awareness in Denver and in other markets we serve and emphasize our commitment to being an affordable, flexible, accommodating and comfortable airline. This campaign includes television, radio and print advertisements featuring the distinctive animal artwork on our aircraft tails. The campaign highlights our simplified affordable fare structure, nationwide route system, company culture of providing high quality customer service, attractive EarlyReturns frequent flyer program and the enhancements we have made to the flying experience through more comfortable seats and legroom along with LiveTV on our new Airbus aircraft. We believe that the campaign has been received favorably in the Denver market, and we plan to expand the campaign nationally in September 2003.

      LiveTV. In October 2002, we signed a purchase and long-term services agreement with LiveTV to bring DIRECTV® satellite programming to every seatback in our Airbus fleet. We have completed the installation of the LiveTV system on all our Airbus A319 aircraft, and we expect to have approval and installation of DIRECTV® by the end of September 2003 on our A318s. We have implemented a $5 per segment usage charge for access to the system to offset the costs for the system equipment, programming and services. We believe the DIRECTV® product represents a significant value to our customers and offers a competitive advantage for our company.

      New Aircraft Orders. In August 2003, as a complement to our previously announced transition to a new fleet of all Airbus jet aircraft, we announced our plan to purchase up to 15 additional Airbus A319 aircraft and to lease as many as 14 additional A319 aircraft over the next five years. We plan to completely phase out our older Boeing aircraft by September 30, 2005, and anticipate the following fleet composition as of the end of each fiscal year through 2008:

				End of Year
				Cumulative
Fiscal Year Ending	A319	A318	B737-300	Total Fleet

March 31, 2004	24	4	11	39
March 31, 2005	37	7	4	48
March 31, 2006	43	7	0	50
March 31, 2007	50	7	0	57
March 31, 2008	55	7	0	62

This table does not include any of the 23 Airbus aircraft for which we have purchase rights, which would allow us to take delivery of additional A319 or A320 aircraft beginning in fiscal year 2006.

      New Service. We began service from our hub at DIA to Orange County, California and Milwaukee, Wisconsin on August 31, 2003 with two and three daily round-trip flights, respectively, and we intend to add a third round-trip to Orange County, California on October 1, 2003. Additionally, we intend to provide service to St. Louis, Missouri on November 1, 2003 with two daily round-trip flights and we intend to restart our seasonal service to Mazatlan, Mexico on November 1, 2003. We have applied for and received authority to provide service to Cabo San Lucas and Puerto Vallarta, Mexico, and we intend to begin service to these markets on November 1, 2003 with one weekly round-trip, increasing to three weekly round-trips beginning on November 22, 2003. We have also received authority to begin service to Ixtapa/ Zihuatanejo, and we expect to begin operating this service in the first calendar quarter of 2004.

      Regional Codeshare Agreement. On September 18, 2003, we signed a 12-year agreement with Horizon Air Industries, Inc. under which Horizon will operate up to nine 70-seat CRJ 700 aircraft under our Frontier JetExpress brand. The service will begin on January 1, 2004 with four aircraft, and the remaining aircraft will be added to service periodically through May 2004. We will control the scheduling of this service. We will reimburse Horizon for its expenses related to the operation plus a margin. The agreement provides for financial incentives, penalties and changes to the margin based on the operating performance of Horizon and our financial performance. This service will replace our current codeshare arrangement with Mesa Airlines, which terminates on December 31, 2003.

      ATSB-Guaranteed Loan. In February 2003, we obtained a $70 million loan, of which $69.3 million was guaranteed by the Air Transportation Stabilization Board, or ATSB, and two other parties. In July 2003, we received a $26.6 million federal income tax refund and, as required by our loan agreement, we prepaid $10 million of the $70 million outstanding under the loan. We intend to use 60% of the net proceeds of this offering to prepay a portion of the ATSB-guaranteed loan. As a result, we will have approximately $14.7 million outstanding on the loan after this offering.

Corporate Information

      Our corporate headquarters are located at 7001 Tower Road, Denver, Colorado 80249. Our telephone number is (720) 374-4200. Our website address is www.frontierairlines.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus.

THE OFFERING

Common stock offered	4,700,000 shares

Common stock estimated to be outstanding immediately after this offering	34,771,268 shares

Over-allotment option	700,000 shares

Use of proceeds	We intend to use 60% of the net proceeds from this offering to prepay a portion of our ATSB-guaranteed loan and the balance of the proceeds to fund working capital and capital expenditures, including capital expenditures related to the purchase of aircraft. See “Use of Proceeds.”

Dividends	We have not declared or paid any dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business.

Risk factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq National Market symbol	FRNT

      Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

      The figures above are based on 30,071,268 shares of common stock outstanding as of August 31, 2003 and assume no exercise of outstanding options since that date. The number of shares of common stock outstanding after this offering excludes 2,856,640 shares of common stock reserved for issuance under our stock option plan, of which 2,516,565 shares were subject to outstanding options at a weighted average exercise price of $10.22 per share as of August 31, 2003. The figures above also exclude 3,833,945 shares of common stock underlying warrants we issued to the ATSB and two other guarantors in connection with our ATSB-guaranteed loan. After giving effect to this offering, these warrants will be exercisable at $5.93 per share, subject to certain anti-dilution adjustments.

SUMMARY FINANCIAL AND OPERATING DATA

      We provide our summary historical financial and operating data in the tables below. The financial information for each of the years in the three year period ended March 31, 2003, and at March 31, 2001, 2002 and 2003, has been derived from our audited financial statements. The financial information for the three month periods ended June 30, 2002 and 2003, and at June 30, 2003, has been derived from our unaudited financial statements and includes all adjustments, consisting of normal recurring items, which we consider necessary for a fair presentation of our financial position and results of operations. The interim results set forth below for the three months ended June 30, 2002 and 2003 are not necessarily indicative of our financial condition or results of operations to be expected for any future period. You should read the following financial information in conjunction with our financial statements and related notes, and the information under “Selected Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended March 31, 2003 and our Quarterly Report on Form 10-Q for the three months ended June 30, 2003.

      The as adjusted balance sheet data gives effect to the receipt and the application of approximately $75.5 million in net proceeds from the sale of 4,700,000 shares of our common stock in this offering.

				Three Months Ended
	Year Ended March 31,			June 30,

	2001	2002	2003	2002	2003

				(unaudited)
Statement of Operations Data
(in thousands, except per share data):
Total operating revenues	$472,876	$445,075	$469,936	$111,812	$142,366
Total operating expenses	392,155	428,689	500,560	114,910	136,236
Operating income (loss)	80,721	16,386	(30,624)	(3,098)	6,130
Income (loss) before income tax expense (benefit) and cumulative effect of change in accounting	88,332	24,832	(39,509)	(3,802)	17,622
Income tax expense (benefit)	33,465	8,282	(14,655)	(1,329)	6,689
Income (loss) before cumulative effect of change in accounting	54,868	16,550	(24,854)	(2,472)	10,934
Cumulative effect of change in method of accounting for maintenance(1)	—	—	2,011	2,011	—
Net income (loss)	54,868	16,550	(22,843)	(462)	10,934
Income (loss) per share before cumulative effect of change in accounting principle:
Basic	2.02	0.58	(0.84)	(0.09)	0.37
Diluted	1.90	0.56	(0.84)	(0.09)	0.36
Net income (loss) per share:
Basic	2.02	0.58	(0.77)	(0.02)	0.37
Diluted	1.90	0.56	(0.77)	(0.02)	0.36

(1)	Effective April 1, 2002, we changed our method of accounting for certain aircraft maintenance costs from the accrual method of accounting to the direct expense method. Under the new accounting method, maintenance costs are recognized as expense as maintenance services are performed and as flight hours are flown for nonrefundable maintenance payments required by lease agreements. We believe the direct expense method is preferable in the circumstances because the maintenance liability is not recorded until there is an obligating event (when the maintenance event is actually being performed or flight hours are actually flown). The direct expense method eliminates significant estimates and judgments inherent under the accrual method, and it is the predominant method used in the airline industry. Accordingly, effective April 1, 2002, we reversed our major overhaul accrual against the corresponding maintenance deposits and recorded a cumulative effect of a change in accounting principle, net of income taxes, of $2,010,672.

				June 30, 2003
	March 31,
					As Adjusted for
	2001	2002	2003	Actual	this Offering

Balance Sheet Data (in thousands):
Cash and cash equivalents	$109,251	$87,555	$102,880	$126,267	$156,449
Current assets	199,794	193,393	190,838	220,573	250,755
Total assets	295,317	413,685	587,844	624,102	654,284
Current liabilities	136,159	152,064	130,047	147,699	147,699
Long-term debt	204	66,832	261,739	258,757	213,484
Total liabilities	150,538	244,552	428,877	453,344	408,071
Stockholders’ equity	144,779	169,133	158,967	170,758	246,213
Working capital	63,635	41,329	60,791	72,874	103,056

				Three Months Ended
	Year Ended March 31,			June 30,

	2001	2002	2003	2002	2003

Selected Operating Data:
Passenger revenue (000s)(1)	$462,609	$435,946	$460,188	$109,292	$138,891
Revenue passengers carried (000s)	3,017	3,069	3,926	928	1,227
Revenue passenger miles (RPMs) (000s)(2)	2,773,833	2,756,965	3,599,553	859,604	1,125,233
Available seat miles (ASMs) (000s)(3)	4,260,461	4,592,298	6,013,261	1,369,399	1,675,050
Passenger load factor(4)	65.1%	60.0%	59.9%	62.8%	67.2%
Break-even load factor(5)	52.7%	57.5%	64.4%	65.0%	65.9%
Block hours(6)	83,742	92,418	120,297	27,680	33,127
Departures	38,556	41,736	53,081	12,184	14,610
Average seats per departure	132	132	132	132	132
Average stage length	837	834	858	851	869
Average length of haul	919	898	917	926	917
Average daily block hour utilization(7)	9.4	9.1	9.8	9.9	10.2
Yield per RPM (cents)(8)(9)	16.66	15.78	12.74	12.71	12.29
Yield per ASM (cents)(9)(10)	10.85	9.47	7.63	7.98	8.26
Total yield per ASM (cents)(11)	11.10	9.69	7.81	8.17	8.50
Cost per ASM (cents)	9.20	9.33	8.32	8.39	8.13
Fuel cost per ASM (cents)	1.66	1.33	1.42	1.27	1.39
Cost per ASM excluding fuel (cents)(12)	7.54	8.00	6.90	7.12	6.74
Average fare(13)	$146	$132	$109	$108	$105
Average aircraft in service	24.5	27.8	33.8	30.6	35.6
Aircraft in service at end of period	25.0	30.0	36.0	33.0	36.0
Average age of aircraft at end of period	11.4	10.6	7.4	9.6	6.7

(1)	“Passenger revenue” includes revenues for non-revenue passengers, administrative fees, and revenue recognized for unused tickets that are greater than one year from issuance date.

(2)	“Revenue passenger miles,” or RPMs, are determined by multiplying the number of fare-paying passengers carried by the distance flown.

(3)	“Available seat miles,” or ASMs, are determined by multiplying the number of seats available for passengers by the number of miles flown.

(4)	“Passenger load factor” is determined by dividing revenue passenger miles by available seat miles.

(5)	“Break-even load factor” is the passenger load factor that will result in operating revenues being equal to operating expenses, net of certain adjustments, assuming constant yield per RPM and no change in ASMs. Break-even load factor as presented above may be deemed a non-GAAP financial measure under regulations issued by the Securities and Exchange Commission. We believe that presentation of break-even load factor calculated after certain adjustments is useful to investors because the elimination of special or unusual items allows a meaningful period-to-period comparison. Furthermore, in preparing operating plans and forecasts we rely on an analysis of break-even load factor exclusive of these special and unusual items. Our presentation of non-GAAP results should not be viewed as a substitute for our financial or statistical results based on GAAP, and other airlines may not necessarily compute break-even load factor in a manner that is consistent with our computation.

A reconciliation of the components of the calculation of break-even load factor is as follows:

				Three Months Ended
	Year Ended March 31,			June 30,

	2001	2002	2003	2002	2003

	(In thousands)
(Income) loss before cumulative effect of change in accounting	$(54,868)	$(16,550)	$24,854	$2,472	$(10,934)
Income tax (expense) benefit	(33,465)	(8,282)	14,655	1,329	(6,689)
Passenger revenue	462,609	435,946	460,188	109,292	138,891
Charter revenue	(472)	(1,011)	(1,515)	(58)	(614)

Passenger revenue (excluding charter revenue) required to break even (based on GAAP amounts)	$373,804	$410,103	$498,182	$113,035	$120,654
Non-GAAP adjustments:
Unrealized derivative gain (loss)	—	—	(299)	—	752
Emergency Wartime Supplemental Appropriations Act compensation	—	—	—	—	15,024
Stabilization Act compensation	—	12,703	—	—	—
Loss on early extinguishment of debt	—	—	(1,774)	—	—
Aircraft lease exit costs	—	(4,914)	—	—	(686)
Provision for Boeing spare parts inventory	—	—	(2,478)	—	—
Impairment of Boeing rotable parts	—	(1,512)	—	—	—

Passenger revenue (excluding charter revenue) required to break even (based on adjusted amounts)	$373,804	$416,380	$493,631	$113,035	$135,744

The calculation of the break-even load factor follows:

				Three Months Ended
	Year Ended March 31,			June 30,

	2001	2002	2003	2002	2003

Calculation of break-even load factor using GAAP amounts:
Passenger revenue (excluding charter revenue) required to break even (based on GAAP amounts) ($000s)	$373,804	$410,103	$498,182	$113,035	$120,654
Yield per RPM (cents)	16.66	15.78	12.74	12.71	12.29

Revenue passenger miles (000s) to break even assuming constant yield per RPM	2,243,721	2,598,878	3,910,377	889,339	981,725

Available seat miles (000s)	4,260,461	4,592,298	6,013,261	1,369,399	1,675,050

Break-even load factor using GAAP amounts	52.7%	56.6%	65.0%	65.0%	58.6%

Calculation of break-even load factor using non-GAAP amounts:
Passenger revenue (excluding charter revenue) required to break even (based on adjusted amounts) ($000s)	$373,804	$416,380	$493,631	$113,035	$135,744
Yield per RPM (cents)	16.66	15.78	12.74	12.71	12.29

Revenue passenger miles (000s) to break even assuming constant yield per RPM	2,243,721	2,638,657	3,874,655	889,339	1,104,508

Available seat miles (000s)	4,260,461	4,592,298	6,013,261	1,369,399	1,675,050

Break-even load factor using non-GAAP amounts	52.7%	57.5%	64.4%	65.0%	65.9%

(6)	“Block hours” represent the time between aircraft gate departure and aircraft gate arrival.

(7)	“Average daily block hour utilization” represents the total block hours divided by the number of aircraft days in service, divided by the weighted average of aircraft in our fleet during that period. The number of aircraft includes all aircraft on our operating certificate, which includes scheduled aircraft, as well as aircraft out of service for maintenance and operation spare aircraft, and excludes aircraft removed permanently from revenue service or new aircraft not yet placed in revenue service.

(8)	“Yield per RPM” is determined by dividing passenger revenues (excluding charter revenue) by revenue passenger miles.

(9)	For purposes of these yield calculations, charter revenue is excluded from passenger revenue. However, including charter revenues would not change these calculations as reported. These figures may be deemed non-GAAP financial measures under regulations issued by the Securities and Exchange Commission. We believe that presentation of yield excluding charter revenue is useful to investors because charter flights are not included in RPMs or ASMs. Furthermore, in preparing operating plans and forecasts, we rely on an analysis of yield exclusive of charter revenue. Our presentation of non-GAAP financial measures should not be viewed as a substitute for our financial or statistical results based on GAAP. The calculation of passenger revenue excluding charter revenue is as follows:

				Three Months Ended
	Year Ended March 31,			June 30,

	2001	2002	2003	2002	2003

		(In thousands)
Passenger revenues, as reported	$462,609	$435,946	$460,188	$109,292	$138,891
Charter revenue	(472)	(1,011)	(1,515)	(58)	(614)

Passenger revenues, excluding charter revenue	$462,137	$434,935	$458,673	$109,234	$138,277

(10)	“Yield per ASM” is determined by dividing passenger revenues (excluding charter revenue) by available seat miles.

(11)	“Total yield per ASM” is determined by dividing passenger revenues by available seat miles.

(12)	This may be deemed a non-GAAP financial measure under regulations issued by the Securities and Exchange Commission. We believe the presentation of financial information excluding fuel expense is useful to investors because we believe that fuel expense tends to fluctuate more than other operating expenses, it facilitates comparison of results of operations between current and past periods and enables investors to better forecast future trends in our operations. Furthermore, in preparing operating plans and forecasts, we rely, in part, on trends in our historical results of operations excluding fuel expense. However, our presentation of non-GAAP financial measures should not be viewed as a substitute for our financial results determine in accordance with GAAP.

(13)	“Average fare” excludes revenue included in passenger revenue for non-revenue passengers, administrative fees, and revenue recognized for unused tickets that are greater than one year from issuance date.

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Special Note About Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere included or incorporated by reference in this prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Related to Frontier

We may not be able to obtain or secure financing for our new aircraft.

      As of October 1, 2003, we will have commitments to purchase 17 additional new Airbus A319 and A318 aircraft, including our recently announced plan to purchase up to 15 additional Airbus A319 aircraft. We have secured financing commitments for four of these aircraft. To complete the purchase of the remaining aircraft, we must secure aircraft financing, which we may not be able to obtain on terms acceptable to us, if at all. The amount of financing required will depend on the required down payment on mortgage financed aircraft and the extent to which we lease as opposed to purchase the aircraft. We are exploring various financing alternatives, including, but not limited to, domestic and foreign bank financing, leveraged lease arrangements or sale/leaseback transactions. There can be no guarantee that additional financing will be available when required or on acceptable terms. The inability to secure the financing could have a material adverse effect on our cash balances or result in delays in or our inability to take delivery of Airbus aircraft that we have agreed to purchase, which would impair our strategy for long-term growth and could result in the loss of pre-delivery payments and deposits previously paid to the manufacturer, and/or the imposition of other penalties or the payment of damages for failure to take delivery of the aircraft in accordance with the terms of the purchase agreement with the manufacturer.

We have a significant amount of fixed obligations and we will incur significantly more fixed obligations, which could increase the risk of failing to meet payment obligations.

      As of June 30, 2003, our total debt was $279.4 million. Maturities of our long-term debt were $20.6 million in 2004, $19.7 million in 2005, $22.3 million in 2006, $53.3 million in 2007, $13 million in 2008 and an aggregate of $150.5 million for the years thereafter. These figures do not include an additional $76.5 million of debt incurred after June 30, 2003, to the date of this prospectus in connection with the acquisition of three aircraft. After accounting for the effect of our interest rate derivative hedge, approximately 75% of our total long-term debt bears floating interest rates, and the remaining 25% bears fixed rates. In addition to long-term debt, we have a significant amount of other fixed obligations under operating leases related to our aircraft, airport terminal space, other airport facilities and office space. As of June 30, 2003, future minimum lease payments under noncancelable operating leases were approximately $82.2 million in 2004, $77.4 million in 2005, $63.9 million in 2006, $60.8 million in 2007, $59.2 million in 2008 and an aggregate of $360.8 million for the years thereafter. Approximately 88% of our minimum lease payments are fixed in nature, and the remaining 12% are adjusted periodically based on floating interest rates. As of October 1, 2003, we will have commitments of approximately $561.7 million to purchase 17 additional aircraft over the next four and a half years, including estimated amounts for contractual price escalations, spare parts to support these aircraft and to equip the aircraft with LiveTV. We will incur additional debt or long-term lease obligations as we take delivery of new aircraft and other equipment and continue to expand into new markets.

If we fail to comply with financial covenants, some of our financing agreements may be terminated.

      Under our loan facility, guaranteed in part by the ATSB, we are required to comply with specified financial and other covenants. We cannot assure you that we will be able to comply with these covenants or provisions or that these requirements will not limit our ability to finance our future operations or capital needs. Our inability to comply with the required financial covenants or provisions could result in a default under this financing agreement. In the event of any such default and our inability to obtain a waiver of the default, all amounts outstanding under the agreements could be declared to be immediately due and payable. In addition, other financial arrangements that contain cross-default provisions could also be declared in default and all amounts outstanding could be declared immediately due and payable. If we did not have sufficient available cash to pay all amounts that become due and payable, we would have to seek additional debt or equity financing, which may not be available on acceptable terms, or at all. If such financing were not available, we would have to sell assets in order to obtain the funds required to make the accelerated payments.

Our failure to successfully implement our growth strategy could harm our business.

      Our growth strategy involves transitioning to an all Airbus fleet, including the addition of up to 38 Airbus aircraft, increasing the frequency of flights to markets we currently serve, expanding the number of markets served and increasing flight connection opportunities. It is critical that we achieve our growth strategy in order for our business to attain economies of scale and to sustain or increase our profitability. Increasing the number of markets we serve depends on our ability to access suitable airports located in our targeted geographic markets in a manner that is consistent with our cost strategy. We will also need to obtain additional gates at DIA. Any condition that would deny, limit or delay our access to airports we seek to serve in the future will constrain our ability to grow. Opening new markets requires us to commit a substantial amount of resources, even before the new services commence. Expansion will also require additional skilled personnel, equipment and facilities. An inability to hire and retain skilled personnel or to secure the required equipment and facilities efficiently and cost-effectively may affect our ability to achieve our growth strategy. We cannot assure you that we will be able to successfully expand our existing markets or establish new markets, and our failure to do so could harm our business.

      Transition and growth of our fleet and expansion of our markets and services may also strain our existing management resources and systems to the point that they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. We expect that we may need to further develop our information technology systems and other corporate infrastructure to accommodate future growth. We cannot assure you that we will be able to sufficiently develop our systems and infrastructure on a timely basis, and the failure to do so could harm our business.

We depend heavily on the Denver market to be successful.

      Our business strategy has historically focused on adding flights to and from our Denver base of operations. A reduction in our share of the Denver market or reduced passenger traffic to or from Denver could have a material adverse effect on our financial condition and results of operations. In addition, our dependence on a hub system operating out of Denver makes us more susceptible to adverse weather conditions and other traffic delays in the Rocky Mountain region than some of our competitors that may be better able to spread these traffic risks over large route networks.

We face intense competition and market dominance by United Airlines and uncertainty with respect to its ability to emerge from Chapter 11 successfully; we also face competition from other airlines at DIA.

      The airline industry is highly competitive, primarily due to the effects of the Airline Deregulation Act of 1978, which substantially eliminated government authority to regulate domestic routes and fares and increased the ability of airlines to compete with respect to flight frequencies and fares. We compete with United Airlines in our hub in Denver, and we anticipate that we will compete principally with United Airlines in our future market entries. United Airlines and its regional airline affiliates are the dominant carriers out of DIA, accounting for approximately 61% of all revenue passengers for the seven months ended July 31, 2003. Fare wars, “capacity dumping” in which a competitor places additional aircraft on selected routes, and other activities could adversely affect us. The future activities of United Airlines and other carriers may have a material adverse effect on our revenues and results of operations. Most of our current and potential competitors have significantly greater financial resources, larger route networks, and superior market identity. In addition, United Airlines is currently operating under the protection of Chapter 11 of the Bankruptcy Code. As it seeks to develop a plan of reorganization, United Airlines has expressed an interest in creating a low-cost operation in order to compete more effectively with us and other low-cost carriers. On September 17, 2003, United Airlines announced that Denver will be the launch hub for its new low-cost operation, which will begin in February 2004 and fly initially from DIA to seven cities in the West and South. United’s proposed low-cost venture may place downward pressure on air fares charged in the Denver market and adversely affect our market share at DIA and our ability to maintain yields required for profitable operations. The uncertainty regarding United Airlines’ business plan, its ability to restructure under Chapter 11, and its potential for placing downward pressure on air fares charged in the Denver market are risks on our ability to maintain yields required for profitable operations. In addition, in the last two years Alaska Airlines, Spirit Airlines, JetBlue Airways, AirTran Airways and American TransAir have commenced service at DIA as spokes to their hubs in other cities. These airlines have offered low introductory fares and compete on several of our routes. Competition from these airlines could adversely affect us.

We may not have access to adequate gates or airport slots, which could decrease our competitiveness.

      The number of gates available to us at DIA may be limited due to restricted capacity or disruptions caused by airport renovation projects. Available gates may not provide for the best overall service to our customers, and may prevent us from scheduling our flights during peak or opportune times. We are currently seeking additional gates at DIA in connection with our expanded operations. Negotiations regarding these gates has been affected in part by the bankruptcy of United Airlines and a change of administration at the City and County of Denver. We cannot be certain whether we will obtain any such gates. If we are unable to obtain additional gates at DIA, we may be forced to move a portion of our operations to another airport, potentially resulting in increased operating costs. Any failure to obtain gate access at DIA or the other airports that we serve could adversely affect us. In addition, the number of gates available to us at other airports may be limited due to restricted capacity or disruptions caused by major renovation projects. Available gates may not provide for the best overall service to our customers, and may prevent us from scheduling our flights during peak or opportune times.

      We could encounter barriers to airport slots that would deny or limit our access to the airports that we currently use or intend to use in the future. A slot is an authorization to schedule a takeoff or landing at the designated airport within a specific time window. The FAA must be advised of all slot transfers and can disallow any such transfer. In the United States, the FAA currently regulates slot allocations at O’Hare International Airport in Chicago, JFK and LaGuardia Airports in New York City, and Ronald Reagan National Airport in Washington D.C. We use LaGuardia Airport and Ronald Reagan National Airport in our current operations. The FAA’s slot regulations require the use of each slot at least 80% of the time, measured on a monthly basis. Failure to comply with these regulations may result in a recall of the slot by the FAA. In addition, the slot regulations permit the FAA to withdraw the slots at any time without compensation to meet the operational needs of the U.S. Department of Transportation, or DOT. We also have commenced service to John Wayne Airport in Orange County, California, which limits arrivals and departures as a result of slot allocations for noise control purposes. Our ability to increase slots at these regulated airports is limited by the number of slots available for takeoffs and landings.

We experience high costs at DIA, which may impact our results of operations.

      We operate our hub of flight operations from DIA where we experience high costs. Financed through revenue bonds, DIA depends on landing fees, gate rentals, income from airlines, the traveling public, and other fees to generate income to service its debt and to support its operations. Our cost of operations at DIA will vary as traffic increases or diminishes at that airport. We believe that our operating costs at DIA substantially exceed those that other airlines incur at most hub airports in other cities, which decreases our ability to compete with other airlines with lower costs at their hub airports. In addition, United Airlines, currently operating under the protection of Chapter 11 of the Bankruptcy Code, represents a significant tenant at DIA. If United Airlines rejects a significant portion of its payment obligations relating to its operations at DIA, or significantly reduces its operations, the resulting decrease in revenues available to DIA may result in a proportionate increase in the costs of all other airlines operating at DIA.

Our transition to an Airbus fleet creates risks.

      As of October 1, 2003, we will operate 15 Boeing aircraft and 24 Airbus aircraft. We plan to transition our fleet so that we are operating only Airbus aircraft by September 30, 2005. One of the key elements of this strategy is to produce cost savings because crew training is standardized for aircraft of a common type, maintenance issues are simplified, spare parts inventory is reduced, and scheduling is more efficient. However, during our transition period we will be incurring additional costs associated with retraining our Boeing crews in the Airbus aircraft. We also may retire the Boeing aircraft in advance of the end of the lease agreements, which causes us to recognize remaining lease obligations as expense in the current period and to incur costs associated with returning the aircraft. We plan to take a non-cash charge of approximately $2.4 million, net of taxes, during the current quarter for the early retirement of our last two Boeing 737-200s and the closure of our El Paso maintenance facility.

      Once we operate only Airbus aircraft, we will be dependent on a single manufacturer for future aircraft acquisitions or deliveries, spare parts or warranty service. If Airbus is unable to perform its obligations under existing purchase agreements, or is unable to provide future aircraft or services, whether by fire, strike or other events that affect its ability to fulfill contractual obligations or manufacture aircraft or spare parts, we would have to find another supplier for our aircraft. Currently, Boeing is the only other manufacturer from which we could purchase or lease alternate aircraft. If we were forced to acquire Boeing aircraft, we would need to address fleet transition issues, including substantial costs associated with retraining our employees, acquiring new spare parts, and replacing our manuals. In addition, the fleet efficiency benefits described above may no longer be available.

      In addition, once we operate only Airbus aircraft we will be particularly vulnerable to any problems that might be associated with these aircraft. Our business would be significantly disrupted if an FAA airworthiness directive or service bulletin were issued, resulting in the grounding of all Airbus aircraft of the type we operate while the defect is being corrected. Our business could also be harmed if the public avoids flying Airbus aircraft due to an adverse perception about the aircraft’s safety or dependability, whether real or perceived, in the event of an accident or other incident involving an Airbus aircraft of the type we fly.

      One of the unique features of our Airbus fleet is that every seat in each of our Airbus aircraft will be equipped with LiveTV. LiveTV is provided by LiveTV, LLC, a subsidiary of JetBlue Airlines. We do not know of any other company that could provide us with LiveTV equipment and if JetBlue were to stop supplying us with the equipment or service for any reason, we could lose one of the unique services that differentiates us from our competitors.

Our maintenance expenses may be higher than we anticipate.

      We bear the cost of all routine and major maintenance on our owned and leased aircraft. Maintenance expenses comprise a significant portion of our operating expenses. In addition, we are required periodically to take aircraft out of service for heavy maintenance checks, which can adversely increase costs and reduce revenue. We also may be required to comply with regulations and airworthiness directives the FAA issues, the cost of which our aircraft lessors may only partially assume depending upon the magnitude of the expense. Although we believe that our purchased and leased aircraft are currently in compliance with all FAA issued airworthiness directives, additional airworthiness directives likely will be required in the future, necessitating additional expense.

Our landing fees may increase because of local noise abatement procedures.

      Compliance with local noise abatement procedures may lead to increased landing fees. As a result of litigation and pressure from airport area residents, airport operators have taken actions over the years to reduce aircraft noise. These actions have included regulations requiring aircraft to meet prescribed decibel limits by designated dates, curfews during night time hours, restrictions on frequency of aircraft operations, and various operational procedures for noise abatement. The Airport Noise and Capacity Act of 1990 recognized the right of airport operators with special noise problems to implement local noise abatement procedures as long as the procedures do not interfere unreasonably with the interstate and foreign commerce of the national air transportation system.

      An agreement between the City and County of Denver and another county adjacent to Denver specifies maximum aircraft noise levels at designated monitoring points in the vicinity of DIA with significant payments payable by Denver to the other county for each substantiated noise violation under the agreement. DIA has incurred these payment obligations and likely will incur such obligations in the future, which it will pass on to us and other air carriers serving DIA by increasing landing fees. Additionally, noise regulations could be enacted in the future that would increase our expenses and could have a material adverse effect on our operations.

We have a limited number of aircraft, and any unexpected loss of any aircraft could disrupt and harm our operations.

      Because we have a limited number of aircraft, if more than one of our aircraft unexpectedly are taken out of service, our operations may be disrupted. We can schedule all of our aircraft for regular passenger service and only maintain limited spare aircraft capability should one or more aircraft be removed from scheduled service for unplanned maintenance repairs or for other reasons. The unplanned loss of use of more than one of our aircraft for a significant period of time could have a material adverse effect on our operations and operating results. A replacement aircraft may not be available or we may not be able to lease or purchase additional aircraft on satisfactory terms or when needed. The market for leased or purchased aircraft fluctuates based on worldwide economic factors that we cannot control.

Unionization affects our costs and may affect our operations.

      Three of our employee groups have voted for union representation: our pilots, dispatchers, and mechanics. In addition, since 1997 we have had union organizing attempts that were defeated by our flight attendants, ramp service agents, and stock clerks. The collective bargaining agreements we have entered into with our pilots, dispatchers and mechanics have increased our labor and benefit costs, and additional unionization of our employees could increase our overall costs. If any group of our currently non-unionized employees were to unionize and we were unable to reach agreement on the terms of their and other currently unionized employee groups’ collective bargaining agreements or we were to experience widespread employee dissatisfaction, we could be subject to work slowdowns or stoppages. In addition, we may be subject to disruptions by organized labor groups protesting certain groups for their non-union status. Any of these events would be disruptive to our operations and could harm our business.

Our limited marketing alliances could harm our business.

      Many airlines have marketing alliances with other airlines, under which they market and advertise their status as marketing alliance partners. Among other things, they share the use of two-letter flight designator codes to identify their flights and fares in the computerized reservation systems and permit reciprocity in their frequent flyer programs. Our program partners presently include Midwest Airlines and Virgin Atlantic Airways, but we do not have the significant network of marketing partners that many other airlines do. Our limited marketing alliances put us at a competitive disadvantage to global network carriers, whose ability to attract passengers through more widespread alliances, particularly on international routes, may adversely affect our passenger traffic, and therefore our results of operations.

Our lack of an established line of credit or borrowing facility makes us highly dependent upon our operating cash flows.

      Airlines require substantial liquidity to operate under most conditions. We have no material lines of credit, and rely primarily on operating cash flows to provide working capital. Unless we secure a line of credit, borrowing facility or other financing, we will be dependent upon our existing cash and operating cash flows to fund our operations and to make scheduled payments on our debt and other fixed obligations. If we deplete our existing cash, including any cash we retain from the proceeds of this offering, fail to generate sufficient funds from operations to meet these cash requirements and are unable to secure a line of credit, borrowing facility or other financing, we could default on our debt and other fixed obligations. Our inability to meet our obligations as they become due would seriously harm our business and financial results.

If we are unable to attract and retain qualified personnel at reasonable costs, our business will be harmed.

      Our business is labor intensive, with labor costs representing 24.7% of our operating expenses for the year ended March 31, 2003 and 27.2% of our operating expenses for the three months ended June 30, 2003. We expect salaries, wages and benefits to increase on a gross basis and these costs could increase as a percentage of our overall costs, which could harm our business. Our growth plans will require us to hire, train and retain a significant number of new employees in the future. From time to time, the airline industry has experienced a shortage of personnel licensed by the FAA, especially pilots and mechanics. We compete against the major U.S. airlines for labor in these highly skilled positions. Many of the major U.S. airlines offer wage and benefit packages that exceed our wage and benefit packages. As a result, in the future, we may have to significantly increase wages and benefits in order to attract and retain qualified personnel or risk considerable employee turnover. If we are unable to hire, train and retain qualified employees at a reasonable cost, we may be unable to complete our growth plans and our business could be harmed.

Risks Associated with the Airline Industry

We may be subject to terrorist attacks or other acts of war and increased costs or reductions in demand for air travel due to hostilities in the Middle East or other parts of the world.

      On September 11, 2001, four commercial aircraft were hijacked by terrorists and crashed into The World Trade Center in New York City, the Pentagon in Northern Virginia and a field in Pennsylvania. These terrorists attacks resulted in an overwhelming loss of life and extensive property damage. Immediately after the attacks, the Federal Aviation Administration, or FAA, closed U.S. airspace, prohibiting all flights to, from and within the United States of America. Airports reopened on September 13, 2001, except for Washington D.C. Ronald Reagan International Airport, which partially reopened on October 4, 2001.

      The September 11 terrorist attacks, and more recently, the war in Iraq created fear among consumers and resulted in significant negative economic impacts on the airline industry. Primary effects were substantial loss of revenue and flight disruption costs, increased security and insurance costs, increased concerns about the potential for future terrorist attacks, airport shutdowns and flight cancellations and delays due to additional screening of passengers and baggage, security breaches and perceived safety threats, and significantly reduced passenger traffic and yields due to the subsequent drop in demand for air travel.

      Given the magnitude and unprecedented nature of the September 11 attacks, the uncertainty and fear of consumers resulting from the war in Iraq, or the potential for other hostilities in other parts of the world, it is uncertain what long-term impact these events will or could have on the airline industry in general and on us in particular. These factors could affect our operating results and financial condition by creating weakness in demand for air travel, increased costs due to new security measures and the potential for new or additional government mandates for security related measures, increased insurance premiums, increased fuel costs, and uncertainty about the continued availability of war risk coverage or other insurances. In addition, several plaintiffs filed lawsuits in the United States District Court, Southern District of New York based on the events of September 11, 2001. The complaints name as defendants various security system manufacturers and suppliers and several airlines that were operating at Boston Logan International Airport and Portland (Maine) International Jetport on September 11, 2001, including us. The complaints generally allege that the defendants failed to provide adequate security systems or supervision of security procedures at Logan Airport and Portland Jetport. We have not had the opportunity to analyze the allegations and claims contained in the lawsuits. If any of the suits were successful and damages were assessed against us in excess of our insurance coverage, we would be adversely affected.

      In addition, although the entire industry is substantially enhancing security equipment and procedures, it is impossible to guarantee that additional terrorist attacks or other acts of war will not occur. Given the weakened state of the airline industry, if additional terrorist attacks or acts of war occur, particularly in the near future, it can be expected that the impact of those attacks on the industry may be similar in nature to but substantially greater than those resulting from the September 11 terrorist attacks.

Increases in fuel costs affect our operating costs and competitiveness.

      Fuel is a major component of our operating expenses, accounting for 17.2% of our total operating expenses for the year ended March 31, 2003. Both the cost and availability of fuel are influenced by many economic and political factors and events occurring in oil producing countries throughout the world, and fuel costs fluctuate widely. We cannot predict our future cost and availability of fuel, which affects our ability to compete. The unavailability of adequate fuel supplies could have a material adverse effect on our operations and profitability. In addition, larger airlines may have a competitive advantage because they pay lower prices for fuel. We generally follow industry trends by imposing a fuel surcharge in response to significant fuel price increases. However, our ability to pass on increased fuel costs may be limited by economic and competitive conditions. Although we implemented a fuel hedging program in 2003, under which we enter into Gulf Coast jet fuel option contracts to partially protect against significant increases in fuel prices, this program is limited in fuel volume and duration. Our fuel hedging program currently protects us against potential fuel price increases on approximately 20% of our estimated fuel requirements through November 2003; approximately 15% for December 2003; approximately 7.5% from January 2004 through June 2004, and none thereafter.

The airline industry is seasonal and cyclical, resulting in unpredictable liquidity and earnings.

      Because the airline industry is seasonal and cyclical, our liquidity and earnings will fluctuate and be unpredictable. Our operations primarily depend on passenger travel demand and seasonal variations. Our weakest travel periods are generally during the quarters ending in June and December. The airline industry is also a highly cyclical business with substantial volatility. Airlines frequently experience short-term cash requirements. These requirements are caused by seasonal fluctuations in traffic, which often reduce cash during off-peak periods, and various other factors, including price competition from other airlines, national and international events, fuel prices, and general economic conditions including inflation. Our operating and financial results are likely to be negatively impacted by the continued stagnation in national or regional economic conditions in the United States, and particularly in Colorado.

      We, like many in the industry, have seen a negative impact to passenger traffic caused by the war with Iraq, the slowing economy, as well as threats of further terrorist activities. The impact has been more prevalent with our business traffic, which is higher yield traffic that books closer to the date of departure, than with our leisure customers. Even though the slowing economy has impacted us, we believe that the larger, more established carriers are being impacted to a greater extent as more price sensitive business travelers who typically fly these carriers are looking for affordable alternatives similar to the service we provide. The larger carriers have reduced their “close-in” fare structure to more aggressively compete for this traffic. Aggressive pricing tactics by our major competitors have had and could continue to have an impact on our business.

The airline industry tends to experience adverse financial results during general economic downturns, and recent airline financial results may lead to significant changes in our industry.

      Since a substantial portion of both business and leisure airline travel is discretionary, the industry tends to experience adverse financial results during general economic downturns. The airline industry has been experiencing a decline in traffic, particularly business traffic, due to slower general economic conditions beginning in 2000 and more recently, from the lingering impact of the terrorist attacks of September 11, 2001, the war in Iraq and the outbreak of severe acute respiratory syndrome. The industry experienced record losses for the year ended 2001 and the major U.S. airlines reported net losses of more than $11 billion in 2002.

      In response to these adverse financial results, some airlines have been reexamining their traditional business models and have taken actions in an effort to increase profitability, such as reducing capacity and rationalizing fleet types, furloughing or terminating employees, limiting service offerings, attempting to renegotiate labor contracts and reconfiguring flight schedules, as well as other efficiency and cost-cutting measures. Despite these business model adjustments, financial losses have continued and US Airways and United Airlines filed for Chapter 11 bankruptcy protection in 2002. Additional airline bankruptcies and restructurings may occur, potentially resulting in substantial change in our industry, which could adversely affect our business.

Our insurance costs have increased substantially as a result of the September 11th terrorist attacks, and further increases in insurance costs would harm our business.

      Following the September 11 terrorist attacks, aviation insurers dramatically increased airline insurance premiums and significantly reduced the maximum amount of insurance coverage available to airlines for liability to persons other than passengers for claims resulting from acts of terrorism, war or similar events to $50 million per event and in the aggregate. In light of this development, under the Air Transportation Safety and System Stabilization Act, the U.S. government has provided domestic airlines with excess war risk coverage above $50 million up to an estimated $1.6 billion per event for us.

      In December 2002, under the Homeland Security Act of 2002, the U.S. government expanded its insurance program such that airlines could elect either the government’s excess third-party coverage or for the government to become the primary insurer for all war risks coverage. We elected the latter in February 2003 and discontinued the commercially available war risk coverage. While the Appropriations Act authorized the government to offer both policies through August 31, 2004, the current policies are in effect until October 12, 2003. We cannot assure you that any extension will occur, or if it does, how long the extension will last. We expect that if the government stops providing war risk coverage to the airline industry, the premiums charged by aviation insurers for this coverage will be substantially higher than the premiums currently charged by the government. Significant increases in insurance premiums would harm our financial condition and results of operations.

Our financial results and reputation could be harmed in the event of an accident or incident involving our aircraft.

      An accident or incident involving one of our aircraft could involve repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service, and significant potential claims of injured passengers and others. We are required by the DOT and our lenders and lessors to carry hull, liability and war risk insurance. Although we believe we currently maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate and we may be forced to bear substantial losses from an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that we are less safe or reliable than other airlines, which would harm our business.

We are in a high fixed cost business, and any unexpected decrease in revenues would harm us.

      The airline industry is characterized by low profit margins and high fixed costs primarily for personnel, fuel, aircraft ownership costs and other rents. The expenses of an aircraft flight do not vary significantly with the number of passengers carried and, as a result, a relatively small change in the number of passengers or in pricing would have a disproportionate effect on the airline’s operating and financial results. Accordingly, a shortfall from expected revenue levels can have a material adverse effect on our profitability and liquidity.

Airlines are often affected by factors beyond their control, including weather conditions, traffic congestion at airports and increased security measures, any of which could harm our operating results and financial condition.

      Like other airlines, we are subject to delays caused by factors beyond our control, including adverse weather conditions, air traffic congestion at airports and increased security measures. Delays frustrate passengers, reduce aircraft utilization and increase costs, all of which negatively affect profitability. During periods of snow, rain, fog, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. Cancellations or delays due to weather conditions, traffic control problems and breaches in security could harm our operating results and financial condition.

We are subject to strict federal regulations, and compliance with federal regulations increases our costs and decreases our revenues.

      Airlines are subject to extensive regulatory and legal requirements that involve significant compliance costs. In the last several years, Congress has passed laws and the DOT and FAA have issued regulations relating to the operation of airlines that have required significant expenditures. For example, the President signed into law the Stabilization Act in November 2001. This law federalized substantially all aspects of civil aviation security and requires, among other things, the implementation of certain security measures by airlines and airports, including a requirement that all passenger baggage be screened. Funding for airline and airport security under the law is primarily provided by a new $2.50 per enplanement ticket tax effective February 1, 2002, with authority granted to the TSA to impose additional fees on air carriers if necessary. Under the Appropriations Act enacted on April 16, 2003, the $2.50 enplanement tax was temporarily suspended on ticket sales from June 1, 2003 through August 31, 2003. This enplanement tax will resume on October 1, 2003. In addition, the acquisition, installation and operation of the required baggage screening systems by airports will result in capital expenses and costs by those airports that will likely be passed on to the airlines through increased use and landing fees. On February 17, 2002, the Stabilization Act imposed a base security infrastructure fee on commercial air carriers in an amount equal to the calendar year ended 2000 airport security expenses. The infrastructure fee for us is $1,625,000 annually. It is impossible to determine at this time exactly what the full cost impact will be of the increased security measures imposed by the Stabilization Act.

      Although we have obtained the necessary authority from the DOT and the FAA to conduct flight operations and are currently obtaining such authority from the FAA with respect to our Airbus aircraft, we must maintain this authority by our continued compliance with applicable statutes, rules, and regulations pertaining to the airline industry, including any new rules and regulations that may be adopted in the future. We believe that the FAA strictly scrutinizes smaller airlines like ours, which makes us susceptible to regulatory demands that can negatively impact our operations. We may not be able to continue to comply with all present and future rules and regulations. In addition, we cannot predict the costs of compliance with these regulations and the effect of compliance on our profitability, although these costs may be material. We also expect substantial FAA scrutiny as we transition from our Boeing fleet to an all Airbus fleet. An accident or major incident involving one of our aircraft would likely have a material adverse effect on our business and results of operations.

Substantial consolidation in the airline industry could harm our business.

      Since its deregulation in 1978, the airline industry has undergone substantial consolidation through mergers and strategic alliances, and it may undergo additional consolidation in the future. Recent economic conditions and airline financial losses may contribute to further consolidation within our industry. Any consolidation or significant alliance activity within the airline industry could increase the size and resources of our competitors, which, in turn, could adversely affect our ability to compete.

Risks Related to this Offering

The market price of our common stock may be volatile, which could cause the value of your investment in Frontier to decline.

      Any of the following factors could affect the market price of our common stock:

•	general market, political and economic conditions;

•	changes in earnings estimates and recommendations by financial analysts;

•	our failure to meet financial analysts’ performance expectations;

•	changes in fuel prices; and

•	changes in market valuations of other airlines.

      In addition, many of the risks described elsewhere in this “Risk Factors” section could materially and adversely affect our stock price. The stock markets have experienced price and volume volatility that has affected many companies’ stock prices. Stock prices for many companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. Fluctuations such as these may affect the market price of our common stock.

Other companies may have difficulty acquiring us, even if doing so would benefit our shareholders, due to provisions under our corporate charter, bylaws, shareholder rights agreement and option plans, as well as Colorado law.

      Provisions in our restated articles of incorporation, our amended and restated bylaws and our shareholder rights agreement, as amended, and under Colorado law could make it more difficult for other companies to acquire us, even if doing so would benefit our shareholders. Our restated articles of incorporation and amended and restated bylaws contain the following provisions, among others, which may inhibit an acquisition of our company by a third party:

•	a limitation on who may call shareholder meetings;

•	a prohibition on shareholder action by written consent (except that unanimous written consent is permitted); and

•	the ability of our board of directors to issue up to 1,000,000 shares of preferred stock without a shareholder vote.

      The issuance of stock under our shareholder rights agreement could delay, deter or prevent a takeover attempt that shareholders might consider in their best interests. Any of these restrictions could have the effect of delaying or preventing a change in control.

      In addition, all of our currently outstanding options under our stock option plan have a special acceleration feature pursuant to which those options will vest in full in the event we are acquired. The accelerated vesting of our employee stock options may prove to be a deterrent to a potential acquisition of us because the acquiring company may have to implement additional retention programs to assure the continued service of our employees, and the additional dilution which will result from the accelerated vesting of our outstanding employee stock options will likely reduce the amount which would otherwise be payable to our shareholders in an acquisition.

USE OF PROCEEDS

      The net proceeds from this offering of common stock will be approximately $75.5 million, or $86.7 million if the underwriters’ over-allotment option is exercised in full, after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us.

      We intend to use 60% of the net proceeds from this offering to prepay approximately $45.3 million of our ATSB-guaranteed loan, and the balance to fund working capital and capital expenditures, including capital expenditures related to the purchase of aircraft. Pending the use of such net proceeds, we intend to invest these funds in investment-grade, short-term interest bearing securities.

      Our ATSB-guaranteed loan has three tranches, in amounts initially totaling $63 million (Tranche A), $6.3 million (Tranche B) and $700,000 (Tranche C), and with interest rates as of June 30, 2003, at 1.99%, 2.34%, and 3.79%, respectively. The interest rate on each tranche of the loan adjusts quarterly based on LIBOR. Interest is payable quarterly, in arrears. In July 2003, we received a $26.6 million federal income tax refund and, as required by our loan agreement, we prepaid $10 million of the $70 million outstanding under the loan. The loan currently requires quarterly principal payments beginning in September 2004, with a final balloon payment of $33 million due in June 2007. The prepayments from this offering will eliminate the balloon payment and leave approximately $14.7 million outstanding on the loan. After the offering, our remaining principal payments under the loan will consist of $571,000 payable in September 2004, five quarterly installments of approximately $2,643,000 beginning in December 2004, and one final payment of $941,000 in March 2006. Guarantee fees of 4.5% annually are payable quarterly in advance to the guarantors of the Tranche A and Tranche B loans. The loan facility is secured by certain assets of ours as described in the loan agreement, consisting primarily of Boeing rotable fixed assets, all expendable inventory and 50% of other property and equipment. Proceeds of the ATSB-guaranteed loan were used to fund working capital and for capital expenditures, including capital expenditures related to the purchase of aircraft.

CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2003:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the receipt of the estimated net proceeds from the sale of the shares of our common stock in this offering and the application of such proceeds.

      The number of shares of common stock to be outstanding after this offering excludes:

•	2,905,890 shares of common stock reserved for issuance under our stock option plan, of which 2,545,815 shares were subject to outstanding options at a weighted average exercise price of $10.07 per share as of June 30, 2003;

•	3,833,945 shares of common stock underlying warrants issued in connection with our ATSB-guaranteed loan. After giving effect to this offering, these warrants will be exercisable at $5.93 per share, subject to certain anti-dilution adjustments.

      You should read this table in conjunction with our financial statements and the notes to those statements, which are incorporated by reference in the prospectus.

	June 30, 2003

		As Adjusted
		for this
	Actual	Offering

	(unaudited, in thousands)
Current maturities of long-term debt	$20,610	$20,610

Long-term debt	$258,757	$213,484
Stockholders’ equity:
Preferred stock, no par value; 1,000,000 shares authorized, none issued
Common stock, no par value; 100,000,000 shares authorized and 30,022,018 shares issued and outstanding, actual; and 34,722,018 shares issued and outstanding, as adjusted	30	35
Additional paid-in capital	98,717	174,167
Unearned ESOP shares	(1,147)	(1,147)
Accumulated other comprehensive loss	(289)	(289)
Retained earnings	73,447	73,447

Total stockholders’ equity	170,758	246,213

Total capitalization	$429,515	$459,697

PRICE RANGE OF COMMON STOCK

      Our common stock trades on the Nasdaq National Market under the symbol “FRNT.” The following table shows the range of high and low sales prices per share for our common stock for the periods indicated and as reported by Nasdaq through September 18, 2003. As of August 31, 2003, there were 1,283 holders of record of our common stock.

	Price Range of
	Common Stock

Quarter Ended	High	Low

June 30, 2001	$17.40	$10.12
September 30, 2001	16.00	6.11
December 31, 2001	18.13	7.62
March 31, 2002	23.75	16.35
June 30, 2002	20.00	7.75
September 30, 2002	8.98	4.43
December 31, 2002	8.00	4.00
March 31, 2003	7.12	3.51
June 30, 2003	10.00	4.95
September 30, 2003 (through September 18, 2003)	18.26	9.05

      On September 18, 2003, the reported last sale price for our common stock on the Nasdaq National Market was $17.70 per share. Investors should obtain current market quotations before making any decision with respect to an investment in our common stock.

DIVIDEND POLICY

      We have not declared or paid cash dividends on our common stock. We currently intend to retain any future earnings to fund operations and the continued development of our business, and, thus, do not expect to pay any cash dividends on our common stock in the foreseeable future. Future cash dividends, if any, will be determined by our Board of Directors and will be based upon our earnings, capital requirements, financial condition and other factors deemed relevant by the Board of Directors. The terms of our ATSB-guaranteed loan prohibit us from paying dividends to our security holders while the loan is outstanding.

DESCRIPTION OF CAPITAL STOCK

      The following descriptions of our common stock and preferred stock summarize the material terms and provision of these types of securities. For the complete terms of our common stock and preferred stock, please refer to our restated articles of incorporation, amended and restated bylaws and shareholder rights agreement, as amended, that are incorporated by reference into the registration statement that includes this prospectus or may be incorporated by reference in this prospectus. The terms of these securities may also be affected by the Colorado Business Corporation Act. The summary below is qualified in its entirety by reference to our restated articles of incorporation, amended and restated bylaws and shareholder rights agreement, as amended.

Authorized Capitalization

      Our capital structure consists of 100,000,000 authorized shares of common stock, no par value per share, and 1,000,000 shares of undesignated preferred stock, no par value per share. As of August 31, 2003, an aggregate of 30,071,268 shares of our common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Common Stock

      Each holder of our common stock is entitled to one vote for each share of common stock held on all matters as to which holders of common stock are entitled to vote and do not have cumulative voting rights. However, federal law may limit the voting rights of non-U.S. citizens holding our common stock. Except for and subject to those preferences, rights, and privileges expressly granted to the holders of our preferred stock, and except as may be provided by the laws of the State of Colorado, the holders of our common stock have exclusively all other rights of shareholders of our company, including (i) the right to receive dividends, when, as and if declared by our board of directors out of funds legally available for such dividends; and (ii) in the event of any distribution of assets upon our dissolution and liquidation, the right to receive ratably and equally all of our assets remaining after payment of indebtedness and other liabilities and the satisfaction of any liquidation preferences granted to the holders of any outstanding shares of preferred stock or other equity securities ranking senior to the common stock.

      Holders of our common stock have no preemptive rights and no conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All the outstanding shares of common stock are, and the shares offered by this prospectus, when issued and paid for, will be, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of our preferred stock.

Preferred Stock

      We currently have no outstanding shares of preferred stock. Under our restated articles of incorporation, our board of directors is authorized to issue shares of our preferred stock from time to time, in one or more classes or series, without shareholder approval. Prior to the issuance of shares of each series, the board of directors is required by the Colorado Business Corporation Act and our articles of incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Colorado. The certificate of designation fixes the designations, powers, preferences, rights, qualifications, limitations and restrictions for each class or series of preferred stock.

      In some cases, the issuance of preferred stock without shareholder approval could discourage or make more difficult attempts to take control of our company through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of our company from acquiring enough voting shares necessary to take control.

Registration Rights

      In connection with our ATSB-guaranteed loan, we issued warrants allowing the ATSB and two other guarantors to purchase shares of our common stock. We have entered into a registration rights agreement with these warrant holders entitling them to registration rights with respect to the shares underlying their warrants. Pursuant to the registration rights agreement, the warrant holders holding 50% or more of the warrants or underlying shares of common stock can require us to register the resale of all or part of their shares at any time after the shares are issued. After we have completed three such registrations we are no longer subject to these demand registration rights. In addition, holders of the securities with registration rights may also require us to include their shares in future registration statements that we file, subject to cutback at the option of the underwriters of such an offering. These piggyback registration rights do not apply to this offering. Upon any of these registrations, these shares will be freely tradable in the public market without restriction.

      If the warrant holders collectively hold shares of our common stock and warrants to purchase common stock equal to less than 10% of our total issued and outstanding common stock, and the shares held by the warrant holders may be sold pursuant to Rule 144(k), the holders will cease to have any registration rights under the agreement with respect to their shares. They may continue, however, to sell their shares pursuant to Rule 144 under the Securities Act of 1933, as amended.

Anti-Takeover Provisions Contained in our Articles of Incorporation and Bylaws

      Certain provisions of our restated articles of incorporation and amended and restated bylaws make it less likely that our management would be changed or someone would acquire voting control of our company without our board’s consent. These provisions may delay, deter or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock, and are in addition to the anti-takeover effect that our ability to issue preferred stock without shareholder approval may have, as described above.

      Authorized but Unissued or Undesignated Capital Stock. Our authorized capital stock consists of 100,000,000 shares of common stock, 30,071,268 shares of which were issued and outstanding as of August 31, 2003. The authorized but unissued common stock may be issued by the board of directors in one or more transactions. The issuance of shares of common stock pursuant to the board of director’s authority described above could adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The board of directors does not currently intend to seek shareholder approval prior to any issuance of common stock, unless otherwise required by law or contractual restrictions.

      Special Meetings of Shareholders. Our amended and restated bylaws provide that special meetings of our shareholders may be called only by our board of directors, by our president, or upon the request of the holders of not less than 10% of all of our outstanding shares of common stock. Accordingly, holders of less than 10% of our common stock may not be able to call a meeting of shareholders.

      Number of Directors; Filling Vacancies. Our amended and restated bylaws provide that the board of directors will consist of such number of directors as may be set by resolution of the then-current board. Further, the bylaws authorize the board of directors to fill newly created directorships. Accordingly, this provision could prevent a shareholder from obtaining majority representation on the board of directors by permitting the board of directors to enlarge the size of the board and fill the new directorships with its own nominees.

      Other Anti-Takeover Provisions. Our stock option plan contains provisions which may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals. In the event of a change in control, stock options outstanding under the plan immediately become vested in full and exercisable. Also, in the event of a merger or consolidation in which we are not the surviving corporation, the sale of all or substantially all of our assets, certain reorganizations or our liquidation, each option granted under the plan may, at the election of the holder, become immediately exercisable.

Rights Agreement

      The following is only a summary of the material terms of our shareholder rights agreement, as amended, and we refer you to a copy of this agreement and its amendments, which are filed as Exhibit 4.2 to our Annual Report on Form 10-K, filed on June 30, 2003. Each statement is qualified in its entirety by such reference.

      In February 1997, our board of directors declared a dividend distribution of one right for each outstanding share of our common stock to shareholders of record at the close of business on March 15, 1997. Except as described below, each right, when exercisable, entitles the registered holder to purchase from us one share of common stock at a purchase price of $65.00 per share, subject to adjustment. The rights expire at the close of business on February 20, 2007, unless we redeem or exchange them earlier as described below. As a result of the 50 percent stock dividend we distributed on March 5, 2001, there are currently 0.67 rights associated with each outstanding share of common stock.

      The rights are exercisable upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons, such person or group referred to as an “acquiring person,” other than us, our subsidiaries or any person receiving newly-issued shares of common stock directly from us or indirectly via an underwriter in connection with a public offering by us has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock, such date referred to as the “stock acquisition date”, or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of common stock. If any person becomes an acquiring person other than pursuant to a qualifying offer (as defined below), each holder of a right has the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of the company) having a value equal to two times the exercise price of the right. Notwithstanding any of the foregoing, all rights that are beneficially owned by any acquiring person will be null and void. However, rights are not exercisable in any event until such time as the rights are no longer redeemable by us as set forth below.

      A “qualifying offer” means a tender offer or exchange offer for, or merger proposal involving, all outstanding shares of common stock at a price and on terms determined by at least a majority of our board of directors who are not our officers or employees and who are not related to the person making such offer, to be fair to and in our best interests and the best interests of our shareholders. If after the stock acquisition date we are acquired in a merger or other business combination transaction in which the common stock is changed or exchanged or in which we are not the surviving corporation (other than a merger that follows a qualifying offer) or 50% or more of our assets or earning power is sold or transferred, each holder of a right shall have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right.

      The purchase price payable, and the number of shares of common stock or other securities or property issuable, upon exercise of the right, and the number of rights associated with each share of common stock, are all subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common stock, (ii) if holders of the common stock are granted certain rights or warrants to subscribe for common stock or convertible securities at less than the current market price of the common stock, or (iii) upon the distribution to holders of the common stock of evidences of indebtedness or assets or of subscription rights or warrants. At any time until ten days following the stock acquisition date, we may redeem the rights in whole at a price of $.01 per right. Upon the action of the board of directors ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the $.01 redemption price. While the distribution, if any, of the rights will not be taxable to shareholders or to us, shareholders may, depending upon the circumstances, recognize taxable income if the rights become exercisable for our common stock or for common stock of the acquiring company.

      The rights trade automatically with shares of common stock, and are designed to protect the interests of our company and shareholders against coercive takeover tactics. The rights are also designed to encourage potential acquirors to negotiate with our board of directors before attempting a takeover and to increase the ability of our board of directors to negotiate terms of any proposed takeover that benefit our shareholders. The rights may, but are not intended to, deter takeover proposals that may be in the best interests of our shareholders.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado 80401.

UNDERWRITERS

      We are offering the shares of our common stock described in this prospectus through Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Raymond James & Associates, Inc., as underwriters. We have entered into an underwriting agreement dated the date of this prospectus supplement with the underwriters. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has severally agreed to purchase from us, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares

Morgan Stanley & Co. Incorporated	2,350,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,410,000
Raymond James & Associates, Inc.	940,000

Total	4,700,000

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common stock offered by this prospectus if any shares of common stock are taken. However, the underwriters are not required to take or pay for any shares covered by the underwriters’ over-allotment option as described below.

      We have granted to the underwriters an option (exercisable for 30 days from the date of this prospectus) to purchase, in the event that the underwriters sell more than 4,700,000 shares of common stock, up to an additional 700,000 shares at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock hereby. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase additional shares of common stock approximately in proportion to the amounts specified in the table above.

      The underwriters initially propose to offer part of the common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.58 per share under the public offering price. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms.

      The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the option of the underwriters to purchase up to an additional 700,000 shares of common stock.

		Total

	Per Share	No Exercise	Full Exercise

Public offering price	$17.00	$79,900,000	$91,800,000
Underwriting discounts and commissions	$0.89	$4,194,750	$4,819,500
Proceeds, before expenses, to Frontier	$16.11	$75,705,250	$86,980,500

      We estimate that the expenses of this offering, not including underwriting discounts and commissions, will be approximately $250,000 and will be payable by us.

      We, our directors and executive officers, and holders of the warrants issued in connection with our ATSB-guaranteed loan, have agreed, without the prior written consent of Morgan Stanley & Co. Incorporated, not to, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise; or

•	make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

      The restrictions described in the preceding paragraph do not apply to:

•	the issuance of our common stock upon the exercise of options, warrants or other rights exercisable for or the conversion of securities convertible into our common stock outstanding as of the date of this prospectus supplement;

•	the issuance by us of additional options and common stock under our existing stock option plan and stock ownership plan;

•	transactions by any person, other than us, relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the common stock;

•	transfers to immediate family members or to a trust of which the transferor or the transferee family member is a beneficiary; transfers as a bona fide gift; or distributions or transfers to partners, members or controlled affiliates of the transferor; provided that the transferee, donee or distributee agrees to be bound by such restrictions and no filing is required to be made by any party to any such transfer or distribution under Section 16(a) of the Securities Exchange Act of 1934;

•	the sale of any shares of common stock pursuant to any securities trading program designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as such program is in effect on the date of this prospectus supplement; and

•	transfers effected by the holder or the holder’s personal representatives in the event that the holder dies or becomes permanently disabled.

      Our common stock is quoted on the Nasdaq National Market under the symbol “FRNT.”

      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker’s bid, however, the bid must then be lowered when purchase limits are exceeded.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

LEGAL MATTERS

      The validity of the common stock offered will be passed upon for us by Faegre & Benson LLP, Denver, Colorado. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

      The financial statements of Frontier Airlines, Inc. as of March 31, 2003 and 2002, and for each of the years in the three-year period ended March 31, 2003, have been incorporated by reference in the prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the March 31, 2003 financial statements refers to a change in the method of accounting for aircraft maintenance checks from the accrual method of accounting to the direct expense method in 2003.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

      The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. Any statement contained or incorporated by reference in the prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is incorporated by reference herein, modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below (except for information furnished under Items 9 or 12 of Form 8-K):

•	our Annual Report on Form 10-K for the fiscal year ended March 31, 2003, filed on June 30, 2003;

•	our Definitive Proxy Statement on Schedule 14A, filed on July 18, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed on August 1, 2003; and

•	our Current Report on Form 8-K, filed on September 4, 2003.

      All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before all of the common stock offered by this prospectus is sold are incorporated by reference in this prospectus from the date of filing of the documents, except for information furnished under Items 9 or 12 of Form 8-K, which are not deemed filed and not incorporated by reference herein. Information that we file with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

      You may obtain any of these incorporated documents from us without charge, excluding any exhibits to these documents unless the exhibit is specifically incorporated by reference in such document, by requesting them from us in writing or by telephone at the following address:

                              Frontier Airlines, Inc.

                              7001 Tower Road
                              Denver, Colorado 80249
                              Attention: Investor Relations
                              Telephone: (720) 374-4200

      Documents may also be available on our website at www.frontierairlines.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus.

PROSPECTUS

$150,000,000

Frontier Airlines, Inc.

Debt Securities

Preferred Stock
Common Stock
Securities Warrants

        We will provide the specific terms of these securities as well as prices at which they will be sold, in supplements to this prospectus. You should read this prospectus and the applicable supplement carefully before you invest.

      Our common stock is quoted and traded on the Nasdaq National Market under the symbol “FRNT.”

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      We will sell these securities directly to our shareholders or to purchasers or through agents on our behalf or through underwriters or dealers as designated from time to time. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will provide the names of the agents or underwriters and any applicable fees, commissions or discounts.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have subsequently changed.

This prospectus is dated April 26, 2002

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may sell:

•	debt securities,

•	preferred stock,

•	common stock, and

•	securities warrants,

either separately or in units, in one or more offerings up to a total dollar amount of $150,000,000. This prospectus provides you with a general description of those securities. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

      The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

      Whenever we refer to “we,” “our” or “us” in this prospectus, we mean Frontier Airlines, Inc. When we refer to “you” or “yours,” we mean the holders or prospective purchasers of the applicable series of securities.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the SEC in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the SEC in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC’s World Wide Web site at http://www.sec.gov.

      We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference into this prospectus, and information that we file subsequently with the SEC will automatically update information in this prospectus as well as our other filings with the SEC. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered under this prospectus:

•	Annual Report on Form 10-K for the year ended March 31, 2001;

•	Quarterly Reports on Form 10-Q for the quarters ended June 30, 2001, September 30, 2001, and December 31, 2001;

•	Current Report on Form 8-K filed January 22, 2001, as amended by a Current Report on Form 8-K/ A filed July 11, 2001;

•	Current Report on Form 8-K filed May 7, 2001;

•	The description of our common stock contained in the Registration Statement on Form 8-A as declared effective by the SEC on May 19, 1994, except that the number of authorized shares of common stock has been increased to 100,000,000; and

•	The description of our common stock purchase rights contained in the Registration Statement on Form 8-A filed on March 12, 1997, as amended by an amendment dated June 30, 1997 filed as Exhibit 4.4 to our Annual Report on Form 10-KSB for the year ended March 31, 1997, an amendment dated December 5, 1997 filed on Form 8-A/ A on October 14, 1999 and an amendment dated as of May 30, 2001 filed as Exhibit 4.4(d) to our Annual Report on Form 10-K for the year ended March 31, 2001.

      You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

Corporate Secretary

Frontier Airlines, Inc.
7001 Tower Road
Denver, Colorado 80249
(720) 374-4200

FORWARD-LOOKING STATEMENTS

      This prospectus, any prospectus supplement delivered with this prospectus and the documents we incorporate by reference may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include any statements that predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will result,” or words or phrases of similar meaning. Any such forward-looking statements are not assurances of future performance and involve risks and uncertainties. Actual results may vary materially from anticipated results for a number of reasons, including those stated under the caption “Risk Factors” in our SEC reports incorporated in this prospectus by reference. All forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements above.

ii

THE COMPANY

      We are a scheduled airline based in Denver, Colorado. As of April 10, 2002, we operate routes linking our Denver hub to 29 cities in 19 states spanning the nation from coast to coast. We were organized in February 1994 as a Colorado corporation and we began flight operations in July 1994 with two leased Boeing 737-200 jets. Since May 2001, we have been executing a fleet replacement plan by which we will replace our leased Boeing aircraft with new purchased and leased Airbus jet aircraft, a transition we expect to complete by May 2006. Our fleet currently consists of 27 leased jets and three purchased Airbus aircraft, including seven Boeing 737-200’s, 17 larger Boeing 737-300’s, and six Airbus A319’s. We currently use up to 11 gates at our hub, Denver International Airport, where we operate approximately 136 daily system flight departures and arrivals.

      Our corporate headquarters are located at 7001 Tower Road, Denver, Colorado 80249. Our administrative office telephone number is (720) 374-4200; our reservations telephone number is (800) 432-1359; and our World Wide Web site address is www.frontierairlines.com. We do not intend to incorporate the contents of our Web site into this prospectus.

RISK FACTORS

      Prior to making an investment decision with respect to the securities that we may offer, prospective investors should carefully consider the specific factors set forth under the caption “Risk Factors” in the applicable prospectus supplement, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and the applicable prospectus supplement, in light of their particular investment objectives and financial circumstances.

USE OF PROCEEDS

      Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the proceeds from the sale of the securities for general corporate purposes, which may include repayment of indebtedness, purchase of aircraft or other capital equipment and other capital expenditures, aircraft lease prepayments and additions to our working capital. Until the net proceeds have been used, they will be invested in short-term marketable securities.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock or other securities and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain our earnings, if any, for future growth. Future dividends on our common stock or other securities, if any, will be at the discretion of our board of directors and will depend on, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our board of directors may deem relevant.

RATIO OF EARNINGS TO FIXED CHARGES

									Nine Months Ended
	Fiscal Year Ended March 31,
									December 31,		December 31,
	1997	1998	1999		2000		2001		2000		2001

Ratio of Earnings to Fixed Charges	—	—	2.56	x	2.99	x	4.27	x	4.80	x	1.98x

      The historical earnings for the years ended March 31, 1997 and 1998 were inadequate to cover fixed charges. The coverage deficiencies were $20,643,000 and $30,249,000, respectively.

      For purposes of calculating the ratios, fixed charges consist of:

•	interest on debt;

•	accretion of discount on debt and amortization of debt issuance costs; and

•	the portion of rental expense estimated to represent interest (which we estimate to be 1/3 of rental expense).

      The ratio of earnings to fixed charges is calculated as follows:

(income before income taxes) +
(fixed charges)

(fixed charges)

For the periods indicated above, we had no outstanding shares of preferred stock. Therefore, the combined ratios of earnings to fixed charges and preferred stock dividends are identical to the ratios presented above for all such periods.

DESCRIPTION OF DEBT SECURITIES

      This section describes the general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities we will provide the specific terms of the series in a prospectus supplement. Accordingly, for a description of the terms of any series of debt securities, you must refer to both the prospectus supplement relating to that series and the description of the debt securities in this prospectus. To the extent the information contained in the prospectus supplement differs from this summary description, you should rely on the information in the prospectus supplement.

      The debt securities will be issued under an indenture between us and the trustee named in the applicable prospectus supplement. As used in this prospectus, “debt securities” means the debentures, notes, bonds and other evidences of indebtedness that we issue and the trustee authenticates and delivers under the indenture.

      We have summarized the material terms and provisions of the indenture in this section. We have also filed the form of the indenture as an exhibit to the registration statement. You should read the form of indenture for additional information before you buy any debt securities. The summary that follows includes references to section numbers of the indenture so that you can more easily locate these provisions.

General

      The debt securities will be our direct obligations, which may be secured or unsecured, senior or subordinated and convertible into shares of our common stock or preferred stock. The indenture does not limit the amount of debt securities that we may issue and permits us to issue debt securities from time to time. Debt securities issued under the indenture will be issued as part of a series that has been established by us under the indenture. (Section 301)

      A prospectus supplement relating to a series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and type of the debt securities;

•	any limit on the total principal amount of the debt securities;

•	the price at which the debt securities will be issued;

•	the date or dates on which the principal of and premium, if any, on the debt securities will be payable;

•	the maturity date of the debt securities;

•	if the debt securities will bear interest:

•	the interest rate on the debt securities, and whether the interest rate will be fixed or variable, or the method used to determine the rate at which the debt securities will bear interest;

•	the date from which interest will accrue;

•	the record and interest payment dates for the debt securities;

•	the first interest payment date; and

•	any circumstances under which we may defer interest payments;

•	any optional redemption provisions that would permit us or the holders of debt securities to elect redemption of the debt securities prior to their final maturity;

•	any mandatory redemption or sinking fund provisions that would obligate us to redeem the debt securities prior to their final maturity;

•	whether the debt securities will be secured or unsecured;

•	any subordination provisions;

•	the terms applicable to any debt securities issued at a discount from their stated principal amount;

•	if the debt securities will be convertible into or exchangeable for our common stock, preferred stock, or other debt securities at our option or the option of the holders, the provisions relating to such conversion or exchange;

•	the currency or currencies in which the debt securities will be denominated and payable, if other than U.S. dollars;

•	any provisions that would permit us or the holders of the debt securities to elect the currency or currencies in which the debt securities are paid;

•	whether the provisions described under the heading “Defeasance” below apply to the debt securities;

•	any changes to or additional events of default or covenants;

•	whether we will issue the debt securities in whole or in part in the form of global securities and, if so, the depositary for those global securities;

•	any special tax implications of the debt securities;

•	any provisions relating to any security provided for the debt securities; and

•	any other terms of the debt securities. (Section 301)

Denominations

      Unless the prospectus supplement states otherwise, the debt securities will be issued only in registered form, without coupons, in denominations of $1,000 each or multiples of $1,000. If we ever issue bearer securities, we will summarize provisions of the indenture that relate to bearer securities in the applicable prospectus supplement.

Payment; Transfer

      We will designate a place of payment where you can receive payment of the principal of and any premium and interest on the debt securities or transfer the debt securities. Even though we will designate a place of payment, we may elect to pay any interest on the debt securities by mailing a check to the person listed as the owner of the debt securities in the security register or by wire transfer to an account designated by that person in writing not less than ten days before the date of the interest payment. (Sections 305, 307, 1002) There will be no service charge for any registration of transfer or exchange of the debt securities, but we may require you to pay any tax or other governmental charge payable in connection with a transfer or exchange of the debt securities. (Section 305)

Covenants

      We will describe in the prospectus supplement any restrictive covenants applicable to an issue of debt securities.

Conversion and Exchange Rights

      We will describe in the applicable prospectus supplement the terms and conditions, if any, upon which the debt securities are convertible or exchangeable into common stock or preferred stock. Those terms will include:

•	whether the debt securities are convertible into or exchangeable for common stock or preferred stock;

•	the conversion price or exchange ratio, or manner of calculation;

•	the conversion or exchange period;

•	provisions regarding whether conversion or exchange will be at our option or at the option of the holders;

•	the events requiring an adjustment of the conversion price or exchange ratio; and

•	provisions affecting conversion or exchange in the event of the redemption of the debt securities.

Consolidation, Merger or Sale

      We may not consolidate or merge with or into any other corporation or convey, transfer, or lease substantially all of our assets, or accept a conveyance, transfer or lease of substantially all of the assets of another company unless:

•	the resulting or acquiring corporation, if other than us, is an entity organized and validly existing under the laws of the United States, any state of the United States or the District of Columbia, and expressly assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the debt securities and performance of the covenants in the indenture;

•	immediately after the transaction, no event of default exists; and

•	we deliver an officer’s certificate to the trustee stating that any such transaction is in compliance with the terms of the indenture. (Section 801)

      If we consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the indenture, the resulting or acquiring corporation will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, the successor corporation may exercise our rights and powers under the indenture, in our name or in its own name and we will be released from all our liabilities and obligations under the indenture and under the debt securities. (Section 802)

Events of Default

      Unless otherwise stated in the applicable prospectus supplement, an “event of default,” when used in the indenture with respect to any series of debt securities, means any of the following:

•	failure to pay interest on any debt security of that series for 30 days after the payment is due;

•	failure to pay the principal of or any premium on any debt security of that series when due;

•	failure to deposit any sinking fund payment on debt securities of that series when due;

•	failure to perform any other covenant in the indenture that applies to debt securities of that series for 90 days after we have received written notice of the failure to perform in the manner specified in the indenture;

•	certain events in bankruptcy, insolvency or reorganization; or

•	any other event of default that may be specified for the debt securities of that series when that series is created. (Section 501)

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If a declaration occurs, the holders of a majority of the aggregate principal amount of the outstanding debt securities of that series can, subject to certain conditions, rescind the declaration. (Sections 502, 513)

      The prospectus supplement relating to each series of debt securities that are original issue discount securities will describe the particular provisions that relate to the acceleration of maturity of a portion of the principal amount of that series when an event of default occurs and continues.

      An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture. The indenture requires us to file an officers’ certificate with the trustee each year that states that certain defaults do not exist under the terms of the indenture. (Section 1008) The trustee may withhold notice to the holders of debt securities of any default, except defaults in the payment of principal, premium, interest or any sinking fund installment, if it considers the withholding of notice to be in the best interests of the holders. (Section 602)

      Other than its duties in the case of a default, a trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnification. (Sections 601, 603) If reasonable indemnification is provided, then, subject to certain other rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series may, with respect to the debt securities of that series, direct the time, method and place of:

•	conducting any proceeding for any remedy available to the trustee; or

•	exercising any trust or power conferred upon the trustee. (Sections 512, 603)

      The holder of a debt security of any series will have the right to begin any proceeding with respect to the indenture or for any remedy only if:

•	the holder has previously given the trustee written notice of a continuing event of default with respect to that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request of, and offered reasonable indemnification to, the trustee to begin the proceeding;

•	the trustee has not started the proceeding within 60 days after receiving the request; and

•	the trustee has not received directions inconsistent with the request from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series during those 60 days. (Section 507)

However, the holder of any debt security will have an absolute right to receive payment of principal of and any premium and interest on the debt security when due and to institute suit to enforce the payment. (Section 508)

Modification and Waiver

      Under the indenture, we and the trustee can modify or amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series of debt securities affected by the modification or amendment. However, we may not, without the consent of the holder of each debt security affected:

•	change the stated maturity date of any payment of principal or interest;

•	reduce certain payments due on the debt securities;

•	change the place of payment or currency in which any payment on the debt securities is payable;

•	limit a holder’s right to sue us for the enforcement of certain payments due on the debt securities;

•	reduce the percentage of outstanding debt securities required to consent to a modification or amendment of the indenture;

•	limit a holder’s right, if any, to repayment of debt securities at the holder’s option; or

•	modify any of the foregoing requirements or a reduction in the percentage of outstanding debt securities required to waive compliance with certain provisions of the indenture or to waive certain defaults under the indenture. (Section 902)

      Under the indenture, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series of debt securities may, on behalf of all holders of that series:

•	waive compliance by us with certain restrictive covenants of the indenture; and

•	waive any past default under the indenture, except:

•	a default in the payment of the principal of or any premium or interest on any debt securities of that series; or

•	a default under any provision of the indenture that itself cannot be modified or amended without the consent of the holders of each outstanding debt security of that series. (Sections 1009, 513)

Defeasance

      Defeasance and Discharge. At the time that we establish a series of debt securities under the indenture, we can provide that the debt securities of that series are subject to the defeasance and discharge provisions of the indenture. If we so provide, we will be discharged from our obligations on the debt securities of that series if we deposit with the trustee, in trust, sufficient money or government obligations to pay the principal, interest, any premium and any other sums due on the debt securities of that series, such as sinking fund payments, on the dates the payments are due under the indenture and the terms of the debt securities. (Section 403) As used above, “government obligations” mean:

•	securities of the same government that issued the currency in which the series of debt securities are denominated and in which interest is payable; or

•	securities of government agencies backed by the full faith and credit of that government. (Section 101)

      In the event that we deposit funds in trust and discharge our obligations under a series of debt securities as described above, then:

•	the indenture will no longer apply to the debt securities of that series (except for obligations to compensate, reimburse and indemnify the trustee, to register the transfer and exchange of debt securities, to replace lost, stolen or mutilated debt securities and to maintain paying agencies and the trust funds); and

•	holders of debt securities of that series can only look to the trust fund for payment of principal, any premium and interest on the debt securities of that series. (Section 403)

      Under federal income tax law, a deposit and discharge as described above may be treated as an exchange of the related debt securities for an interest in the trust mentioned above. Each holder might be required to recognize gain or loss equal to the difference between:

•	the holder’s cost or other tax basis for the debt securities, and

•	the value of the holder’s interest in the trust.

Holders might be required to include in income a share of the income, gain or loss of the trust, including gain or loss recognized in connection with any substitution of collateral, as described in this section under the heading “— Substitution of Collateral” below. You are urged to consult your own tax advisers as to the specific consequences of a deposit and discharge as described above, including the applicability and effect of tax laws other than federal income tax law.

      Defeasance of Certain Covenants and Certain Events of Default. At the time that we establish a series of debt securities under the indenture, we can provide that the debt securities of that series are subject to the covenant defeasance provisions of the indenture. If we so provide and we make the deposit described in this section under the heading “— Defeasance and Discharge” above:

•	we will not have to comply with the following restrictive covenants contained in the indenture:

•	Consolidation, Merger or Sale (Section 801);

•	Maintenance of Properties and Payment of Taxes and Other Claims (Sections 1005 and 1007); and

•	any other covenant we designate when we establish the series of debt securities; and

•	we will not have to treat the events described in the fourth bullet point under the heading “— Events of Default” as they relate to the covenants listed above that have been defeased and no longer are in effect and the events described in the fifth and sixth bullet points under the heading “— Events of Default” as events of default under the indenture in connection with that series.

In the event of a defeasance, our obligations under the indenture and the debt securities, other than with respect to the covenants and the events of default specifically referred to above, will remain in effect. (Section 1501)

      If we exercise our option not to comply with the certain covenants listed above and the debt securities of that series become immediately due and payable because an event of default has occurred, other than as a result of an event of default specifically referred to above, the amount of money and/or government obligations on deposit with the trustee will be sufficient to pay the principal, interest, any premium and any other sums, due on the debt securities of that series (such as sinking fund payments) on the date the payments are due under the indenture and the terms of the debt securities, but may not be sufficient to pay amounts due at the time of acceleration. However, we would remain liable for the balance of the payments. (Section 1501)

      Substitution of Collateral. At the time that we establish a series of debt securities under the indenture, we can provide for our ability to, at any time, withdraw any money or government obligations deposited under the defeasance provisions described above if we simultaneously substitute other money and/or government obligations that would satisfy our payment obligations on the debt securities of that series under the defeasance provisions applicable to those debt securities. (Section 402)

Limited Liability of Some Persons

      No past, present or future shareholder, incorporator, employee, officer or director of ours or any successor corporation or any of our affiliates will have any personal liability for our obligations under the indenture or the debt securities because of his, her or its status as a shareholder, incorporator, employee, officer or director.

DESCRIPTION OF PREFERRED STOCK

      We currently have no outstanding shares of preferred stock. Under our articles of incorporation, our board of directors is authorized to issue shares of our preferred stock from time to time, in one or more classes or series, without shareholder approval. Prior to the issuance of shares of each series, the board of directors is required by the Colorado Business Corporation Act and our articles of incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Colorado. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including the following:

•	the number of shares constituting each class or series;

•	voting rights;

•	rights and terms of redemption, including sinking fund provisions;

•	dividend rights and rates;

•	terms concerning the distribution of assets;

•	conversion or exchange terms;

•	redemption prices; and

•	liquidation preferences.

      All shares of preferred stock offered by this prospectus will, when issued, be validly issued, fully paid and nonassessable and will not have any preemptive or similar rights. Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that might involve a premium price for holders of the shares or that holders might believe to be in their best interests.

      We will describe in a prospectus supplement relating to the class or series of preferred stock being offered the following terms:

•	the title and stated value of the preferred stock;

•	the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

•	the dividend rate(s), period(s) or payment date(s) or method(s) of calculation applicable to the preferred stock;

•	whether dividends are cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock will accumulate;

•	the procedures for any auction and remarketing, if any, for the preferred stock;

•	the provisions for a sinking fund, if any, for the preferred stock;

•	the provision for redemption, if applicable, of the preferred stock;

•	any listing of the preferred stock on any securities exchange;

•	the terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock, including the conversion price or manner of calculation and conversion period;

•	voting rights, if any, of the preferred stock;

•	a discussion of any material or special United States federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs;

•	any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

      Unless we specify otherwise in the applicable prospectus supplement, the preferred stock will rank, relating to dividends and upon our liquidation, dissolution or winding up:

•	senior to all classes or series of our common stock and to all of our equity securities ranking junior to the preferred stock;

•	on a parity with all of our equity securities the terms of which specifically provide that the equity securities rank on a parity with the preferred stock; and

•	junior to all of our equity securities the terms of which specifically provide that the equity securities rank senior to the preferred stock.

      The term equity securities does not include convertible debt securities.

DESCRIPTION OF COMMON STOCK

      As of April 10, 2002, we had 29,512,581 shares of our common stock outstanding held of record by approximately 872 shareholders.

      Each holder of our common stock is entitled to one vote for each share of common stock held on all matters as to which holders of common stock are entitled to vote and do not have cumulative voting rights. Except for and subject to those preferences, rights, and privileges expressly granted to the holders of our preferred stock, and except as may be provided by the laws of the State of Colorado, the holders of our common stock have exclusively all other rights of shareholders of our company, including (i) the right to receive dividends, when, as and if declared by our board of directors out of funds legally available for such dividends; and (ii) in the event of any distribution of assets upon our dissolution and liquidation, the right to receive ratably and equally all of our assets remaining after payment of indebtedness and other liabilities and the satisfaction of any liquidation preferences granted to the holders of any outstanding shares of preferred stock or other equity securities ranking senior to the common stock.

      Holders of our common stock have no preemptive rights and no conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All the outstanding shares of common stock are, and the shares offered by this prospectus, when issued and paid for, will be, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of our outstanding preferred stock.

Anti-Takeover Provisions Contained in our Articles of Incorporation and Bylaws

      Certain provisions of our articles of incorporation and bylaws make it less likely that our management would be changed or someone would acquire voting control of our company without our board’s consent. These provisions may delay, deter or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock.

      Preferred Stock. Under our restated articles of incorporation, as amended, our board of directors can, at any time and without shareholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock without shareholder approval could discourage or make more difficult attempts to take control of our company through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of our company from acquiring enough voting shares necessary to take control.

      Number of Directors; Filling Vacancies. Our bylaws provide that the board of directors will consist of such number of directors as may be set by resolution of the then-current board. Further, the bylaws authorize the board of directors to fill newly created directorships. Accordingly, this provision could prevent a shareholder from obtaining majority representation on the board of directors by permitting the board of directors to enlarge the size of the board and fill the new directorships with its own nominees.

Rights Agreement

      In February 1997, our board of directors declared a dividend distribution of one right (a “Right”) for each outstanding share of our common stock to shareholders of record at the close of business on March 15, 1997. Except as described below, each Right, when exercisable, entitles the registered holder to purchase from us one share of common stock at a purchase price of $65.00 per share (the “Purchase Price”), subject to adjustment. The Rights expire at the close of business on February 20, 2007, unless we redeem or exchange them earlier as described below. The description and terms of the Rights are set forth in a Rights Agreement, as amended (as so amended, the “Rights Agreement”). As a result of the 50 percent stock dividend we distributed on March 5, 2001, there are currently 0.67 Rights associated with each outstanding share of common stock.

      The Rights are exercisable upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons other than us, our subsidiaries or any person receiving newly-issued shares of common stock directly from us or indirectly via an underwriter in connection with a public offering by us (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock (the “Stock Acquisition Date”), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of common stock. If any person becomes an Acquiring Person other than pursuant to a Qualifying Offer (as defined below), each holder of a Right has the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, all Rights that are beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable in any event until such time as the Rights are no longer redeemable by us as set forth below.

      A “Qualifying Offer” means a tender offer or exchange offer for, or merger proposal involving, all outstanding shares of common stock at a price and on terms determined by at least a majority of our board of directors who are not our officers or employees and who are not related to the person making such offer, to be fair to and in our best interests and the best interests of our shareholders. If after the Stock Acquisition Date we are acquired in a merger or other business combination transaction in which the common stock is changed or exchanged or in which we are not the surviving corporation (other than a merger that follows a Qualifying Offer) or 50% or more of our assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

      The Purchase Price payable, and the number of shares of common stock or other securities or property issuable, upon exercise of the Right, and the number of Rights associated with each share of common stock, are all subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common stock, (ii) if holders of the common stock are granted certain rights or warrants to subscribe for common stock or convertible securities at less than the current market price of the common stock, or (iii) upon the distribution to holders of the common stock of evidences of indebtedness or assets or of subscription rights or warrants. At any time until ten days following the Stock Acquisition Date, we may redeem the Rights in whole at a price of $.01 per Right. Upon the action of the board of directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price. While the distribution, if any, of the Rights will not be taxable to shareholders or to us, shareholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for our common stock or for common stock of the acquiring company.

      The rights trade automatically with shares of common stock, and are designed to protect the interests of our company and shareholders against coercive takeover tactics. The rights are also designed to encourage potential acquirors to negotiate with our board of directors before attempting a takeover and to increase the ability of our board of directors to negotiate terms of any proposed takeover that benefit our shareholders. The rights may, but are not intended to, deter takeover proposals that may be in the best interests of our shareholders.

DESCRIPTION OF SECURITIES WARRANTS

      This section describes the general terms and provisions of the securities warrants. The prospectus supplement will describe the specific terms of the securities warrants offered through that prospectus supplement and any general terms outlined in this section that will not apply to those securities warrants.

      We may issue warrants for the purchase of debt securities, preferred stock or common stock, which we will collectively refer to as the “securities warrants.” Securities warrants may be issued alone or together with debt securities, preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from those securities. Each series of securities warrants will be issued under a separate warrant agreement between us and a bank or trust company, as warrant agent, which will be described in the applicable prospectus supplement. The securities warrant agent will act solely as our agent in connection with the securities warrants and will not act as an agent or trustee for any holders of securities warrants.

      We have summarized the material terms and provisions of the securities warrant agreements and securities warrants in this section. We have also filed the forms of securities warrant agreements and the certificates representing the securities warrants as exhibits to the registration statement. You should read the applicable forms of securities warrant agreement and securities warrant certificate for additional information before you buy any securities warrants.

General

      If we offer securities warrants, the applicable prospectus supplement will describe their terms. If securities warrants for the purchase of debt securities are offered, the applicable prospectus supplement will describe the terms of those securities warrants, including the following if applicable:

•	the offering price;

•	the currencies in which the securities warrants are being offered;

•	the designation, aggregate principal amount, currencies, denominations and terms of the series of the debt securities that can be purchased if a holder exercises the securities warrants;

•	the designation and terms of any series of debt securities or preferred stock with which the securities warrants are being offered and the number of securities warrants offered with each debt security, share of preferred stock or share of common stock;

•	the date on and after which the holder of the securities warrants can transfer them separately from the related common stock or series of debt securities or preferred stock;

•	the principal amount of the series of debt securities that can be purchased if a holder exercises the securities warrant and the price at which and currencies in which the principal amount may be purchased upon exercise;

•	the date on which the right to exercise the securities warrants begins and the date on which the right expires;

•	United States federal income tax consequences; and

•	any other terms of the securities warrants.

Unless we state otherwise in the applicable prospectus supplement, the securities warrants for the purchase of debt securities will be in registered form only.

      If securities warrants for the purchase of preferred stock or common stock are offered, the applicable prospectus supplement will describe the terms of those securities warrants, including the following where applicable:

•	the offering price;

•	the total number of shares that can be purchased if a holder of the securities warrants exercises them and, in the case of securities warrants for preferred stock, the designation, total number and terms of the series of preferred stock that can be purchased upon exercise;

•	the designation and terms of the series of debt securities or preferred stock with which the securities warrants are being offered and the number of securities warrants being offered with each debt security, share of preferred stock or share of common stock;

•	the date on and after which the holder of the securities warrants can transfer them separately from the related common stock or series of debt securities or preferred stock;

•	the number of shares of preferred stock or shares of common stock that can be purchased if a holder exercises the securities warrant and the price at which the preferred stock or common stock may be purchased upon each exercise;

•	the date on which the right to exercise the securities warrants begins and the date on which the right expires;

•	United States federal income tax consequences; and

•	any other terms of the securities warrants.

Securities warrants for the purchase of preferred stock or common stock will be in registered form only. A holder of securities warrant certificates may:

•	exchange them for new certificates of different denominations;

•	present them for registration of transfer; and

•	exercise them at the corporate trust office of the securities warrant agent or any other office indicated in the applicable prospectus supplement.

Until any securities warrants to purchase debt securities are exercised, the holder of these securities warrants will not have any of the rights of holders of the debt securities that can be purchased upon exercise, including any right to receive payments of principal, premium or interest on the underlying debt securities or to enforce covenants in the indenture. Until any securities warrants to purchase preferred stock or common stock are exercised, holders of these securities warrants will not have any rights of holders of the underlying preferred stock or common stock, including any right to receive dividends or to exercise any voting rights.

Exercise of Securities Warrants

      Each holder of a securities warrant is entitled to purchase the principal amount of debt securities or number of shares of preferred stock or shares of common stock, as the case may be, at the exercise price described in the applicable prospectus supplement. After the close of business on the day when the right to exercise terminates (or a later date if we extend the time for exercise), unexercised securities warrants will become void.

      A holder of securities warrants may exercise them by following the general procedure outlined below:

•	delivering to the securities warrant agent the payment required by the applicable prospectus supplement to purchase the underlying security;

•	properly completing and signing the reverse side of the securities warrant certificate representing the securities warrants; and

•	delivering the securities warrant certificate representing the securities warrants to the securities warrant agent within five business days of the securities warrant agent receiving payment of the exercise price.

      If you comply with the procedures described above, your securities warrants will be considered to have been exercised when the securities warrant agent receives payment of the exercise price. After you have completed those procedures, we will, as soon as practicable, issue and deliver to you the debt securities, preferred stock or common stock that you purchased upon exercise. If you exercise fewer than all of the securities warrants represented by a securities warrant certificate, the securities warrant agent will issue to you a new securities warrant certificate for the unexercised amount of securities warrants. Holders of securities warrants will be required to pay any tax or governmental charge that may be imposed in connection with transferring the underlying securities in connection with the exercise of the securities warrants.

Amendments and Supplements to Securities Warrant Agreements

      We may amend or supplement a securities warrant agreement without the consent of the holders of the applicable securities warrants if the changes are not inconsistent with the provisions of the securities warrants and do not materially adversely affect the interests of the holders of the securities warrants. We, along with the securities warrant agent, may also modify or amend a securities warrant agreement and the terms of the securities warrants if holders of a majority of the then-outstanding unexercised securities warrants affected by the modification or amendment consent. However, no modification or amendment that accelerates the expiration date, increases the exercise price, reduces the majority consent requirement for any such modification or amendment, or otherwise materially adversely affects the rights of the holders of the securities warrants may be made without the consent of each holder affected by the modification or amendment.

Common Stock Warrant Adjustments

      Unless the applicable prospectus supplement states otherwise, the exercise price of, and the number of shares of common stock covered by, a common stock warrant will be adjusted in the manner set forth in the applicable prospectus supplement if certain events occur, including:

•	if we issue capital stock as a dividend or distribution on the common stock;

•	if we subdivide, reclassify or combine the common stock;

•	if we issue rights or warrants to all holders of common stock entitling them to purchase common stock at less than the current market price; or

•	if we distribute to all holders of common stock evidences of our indebtedness or our assets, excluding certain cash dividends and distributions described below, or if we distribute to all holders of common stock rights or warrants, excluding those referred to in the bullet point above.

      Except as stated above, the exercise price and number of shares of common stock covered by a common stock warrant will not be adjusted if we issue common stock or any securities convertible into or exchangeable for common stock, or securities carrying the right to purchase common stock or securities convertible into or exchangeable for common stock.

      Holders of common stock warrants may have additional rights under the following circumstances:

•	a reclassification or change of the common stock;

•	a consolidation or merger involving our company; or

•	a sale or conveyance to another corporation of all or substantially all of our property and assets.

If one of the above transactions occurs and holders of our common stock are entitled to receive stock, securities, other property or assets, including cash, with respect to or in exchange for common stock, the holders of the common stock warrants then outstanding will be entitled to receive upon exercise of their common stock warrants the kind and amount of shares of stock and other securities or property that they would have received upon the reclassification, change, consolidation, merger, sale or conveyance if they had exercised their common stock warrants immediately before the transaction.

PLAN OF DISTRIBUTION

      We may sell the securities from time to time pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. We may sell the securities (1) through underwriters or dealers, (2) through agents and/or (3) directly to one or more purchasers. We may distribute the securities from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices; or

•	negotiated prices.

      We may solicit directly offers to purchase the securities being offered by this prospectus. We may also designate agents to solicit offers to purchase the securities from time to time. We will name in a prospectus supplement any agent involved in the offer or sale of our securities.

      If we utilize a dealer in the sale of the securities being offered by this prospectus, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

      If we utilize an underwriter in the sale of the securities being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale and we will provide the name of any underwriter in the prospectus supplement that the underwriter will use to make resales of the securities to the public. In connection with the sale of the securities, we, or the purchasers of securities for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the securities to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

      We will provide in the applicable prospectus supplement any compensation we pay to underwriters, dealers or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters within the meaning of the Securities Act and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

      The securities may or may not be listed on a national securities exchange. To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

      When we issue the securities offered under this prospectus, except for shares of common stock, they may be new securities without an established trading market. If we sell a security offered under this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security, but the underwriter will not be obligated to do so and could discontinue any market making without notice at any time. Therefore, we cannot give any assurances to you concerning the liquidity of any security offered under this prospectus.

      We may provide underwriters, agents, dealers or purchasers with indemnification against civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the underwriters, agents, dealers or purchasers may make with respect to such liabilities.

      The underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business.

LEGAL MATTERS

      Faegre & Benson LLP, Denver, Colorado, will issue an opinion about the legality of the securities offered under this prospectus. Any underwriters will be represented by their own legal counsel.

EXPERTS

      The financial statements of Frontier Airlines, Inc. as of March 31, 2001 and 2000, and for each of the years in the three-year period ended March 31, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.